QuickLinks -- Click here to rapidly navigate through this document

Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-131250

SUBJECT TO COMPLETION, DATED FEBRUARY 13, 2006

PROSPECTUS SUPPLEMENT
(To Short Form Base Shelf Prospectus dated February 3, 2006)

The information in this preliminary prospectus supplement is not complete and may be changed. The prospectus supplement and the accompanying prospectus are part of a Registration Statement filed with the United States Securities and Exchange Commission. This prospectus supplement and accompanying prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

New Issue

    •    Common Shares

US$4.25 Per Share

We are offering up to    •    of our common shares. In connection with this offering, we will pay fees to the placement agents. See "Plan of Distribution" beginning on page S-6 of this prospectus supplement for more information regarding these arrangements.

Our common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "YM", on the American Stock Exchange (AMEX) under the symbol "YMI" and on the Alternative Investment Market of the London Stock Exchange (AIM) under the symbol "YMBA". On February 13, 2006, the last reported sale price of our common shares on the TSX was C$6.07 per share and US$5.29 per share on the AMEX. We have applied to have the common shares being offered for sale pursuant to this prospectus supplement listed on the TSX, AMEX and AIM. Listing will be subject to us fulfilling all the listing requirements of the TSX, AMEX and AIM.

Neither the United States Securities and Exchange Commission ("SEC") nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

Our business and an investment in our securities involve significant risks. See "Risk Factors" beginning on page S-3 of this prospectus supplement and on page 6 of the accompanying prospectus.

	Per Share	Maximum Offering
Public offering price	US$4.25	US$ •
Placement agents' fee	US$0.2763	US$ •
Proceeds, before expenses, to us	US$3.9737	US$ •

We estimate the total expenses of this offering, excluding the placement agents' fee, will be approximately US$400,000 (C$461,893.76). The placement agents are not required to sell any specific number or dollar amount of the common shares offered by this offering, but will use their best efforts to sell the common shares offered. The offering will end on or prior to February 17, 2006. Pursuant to an escrow agreement between us, the placement agents and an escrow agent, certain funds received in payment for the shares sold in this offering will be wired to an interest bearing escrow account and held until we and the placement agents notify the escrow agent that the offering has closed, indicating the date on which the shares are to be delivered to the purchasers and the proceeds are to be delivered to us. Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount, placement agents' fee and net proceeds to us, if any, from this offering are not presently determinable and may be substantially less than the maximum offering amounts set forth above.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of US companies.

Purchasing our securities may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement fully and consult with your own tax advisers.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated or organized under the laws of Nova Scotia, Canada, a majority of our directors are not US residents and a majority of our officers and certain of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada and a substantial portion of our assets are located outside the United States.

SG Cowen & Co.
Dundee Securities Corporation
Canaccord Capital Corporation

                , 2006

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT	S-1
YM BIOSCIENCES INC.	S-1
THE OFFERING	S-3
RISK FACTORS	S-3
EXCHANGE RATE INFORMATION	S-5
CONSOLIDATED CAPITALIZATION	S-6
USE OF PROCEEDS	S-6
PLAN OF DISTRIBUTION	S-7
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	S-8
CERTAIN INCOME TAX CONSIDERATIONS	S-9
ELIGIBILITY FOR INVESTMENT	S-17
DOCUMENTS INCORPORATED BY REFERENCE	S-18
WHERE YOU CAN FIND MORE INFORMATION	S-19
ENFORCEMENT OF CIVIL LIABILITIES	S-19
LEGAL MATTERS	S-19
PURCHASERS' STATUTORY RIGHTS	S-20

Prospectus dated February 3, 2006

EXCHANGE RATES	3
PRESENTATION OF FINANCIAL INFORMATION	2
DOCUMENTS INCORPORATED BY REFERENCE	2
ADDITIONAL INFORMATION	3
ENFORCEABILITY OF CIVIL LIABILITIES	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
RISK FACTORS	6
USE OF PROCEEDS	17
DESCRIPTION OF SHARE CAPITAL, COMMON SHARES AND RELATED INFORMATION	17
DESCRIPTION OF WARRANTS	18
DESCRIPTION OF UNITS	19
PLAN OF DISTRIBUTION	20
CERTAIN INCOME TAX CONSIDERATIONS	20
AUDITORS	21
LEGAL MATTERS	21
TRANSFER AGENT AND REGISTRAR	21
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	21
PURCHASERS' STATUTORY RIGHTS	21
AUDITORS' CONSENT KPMG LLP	22
AUDITORS' CONSENT ERNST & YOUNG LLP	23

        The purpose of this prospectus supplement is to provide supplemental information regarding YM BioSciences Inc. in connection with the offering. You should read this prospectus supplement, along with the accompanying prospectus, carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying prospectus.

        You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. We are offering the common shares only in jurisdictions where such offers are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement and the accompanying prospectus are part of a "shelf" registration statement that we have filed with the Securities and Exchange Commission ("SEC"). Each time we sell our common shares under the accompanying prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including price, the number of common shares being offered and the plan of distribution. The shelf registration statement was declared effective by the SEC on February 7, 2006. This prospectus supplement describes the specific details regarding this offering, including the price, number of common shares being offered, the risks of investing in our common shares and the placement arrangements. The accompanying prospectus provides general information about us, some of which, such as the section entitled "Plan of Distribution", may not apply to this offering.

        If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information about YM BioSciences Inc. to which we refer you in the section of this prospectus supplement entitled "Where You Can Find More Information".

        In this prospectus supplement, unless stated otherwise, all references to "US$" are to the lawful currency of the United States and all references to "C$" are to the lawful currency of Canada. In this prospectus supplement, where applicable, amounts are converted from United States dollars to Canadian dollars and vice versa by applying the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on the date of this prospectus supplement. See "Exchange Rate Information".

        Some of the information concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based.

        In this prospectus supplement, "YM", "we"," us" and "our" refer to YM BioSciences Inc.

YM BIOSCIENCES INC.

        This summary does not contain all the information about YM BioSciences Inc. that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference and are considered to be a part of this prospectus supplement.

        We are a biopharmaceutical company engaged in the development of drugs and other products primarily for the treatment of cancer. We in-license substances designed for use by cancer patients in anti-cancer therapy in order to advance them along the regulatory and clinical pathways toward commercial approval.

        Our head office and principal place of business is Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4. Our registered office is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

        In 1995, we secured our first drug licenses and our initial financing. We initially licensed a range of drug products at various stages of assessment and development, including certain of our company's current anti-cancer products. In 1998, we determined to concentrate on anti-cancer products. We have used funds raised in our initial financing and subsequent financings in 1997, 1999, 2000, 2002, 2003 and 2004 to advance certain of our licensed drug products through clinical trials in Canada, the United States and Europe, and to expand our portfolio of anti-cancer products by licensing additional drug and cancer-related products in later stages of development. We have entered into five out-licensing agreements with others with respect to the manufacturing and marketing of our drug products.

        For more information about YM BioSciences Inc., you should read the accompanying prospectus and the information described in the section of this prospectus supplement entitled "Where You Can Find More Information", including our consolidated financial statements and related notes.

Our Products

        We have four product candidates currently in the clinical stage of development:

  •
  TESMILIFENE is a small molecule chemopotentiator that has been clinically demonstrated to augment the anti-tumor activity of the cytotoxic drug families of anthracyclines and taxanes and preclinically of other families of chemotherapy. We received a positive Special Protocol Assessment from the United States Food and Drug Administration (the "FDA") for a pivotal, 700-patient Phase III trial comparing the combination of tesmilifene together with a standard-of-care anthracycline chemotherapy to the anthracycline chemotherapy alone. Recruitment for that trial was completed in September 2005. In a previous Phase III trial, Tesmilifene was used in combination with doxorubicin and demonstrated a greater than 50% increase in survival in women with metastatic and recurrent breast cancer compared with the patients treated with doxorubicin alone. The FDA has designated as a fast track product, tesmilifene for use in combination with an anthracycline chemotherapeutic for the treatment of women with advanced breast cancer. While the Company is seeking clarification on certain aspects of the letter from the FDA granting the fast track designation, the letter confirms that tesmilifene meets the criteria for fast track designation for treatment of metastatic/recurrent breast cancer.

  •
  NIMOTUZUMAB (previously known as TheraCIM hR3), a humanized monoclonal antibody, targeting the protein known as Epidermal Growth Factor Receptor ("EGFr"), is designed to treat epithelial cancers and to be administered prior to, simultaneously with, or subsequent to, chemotherapy and radiotherapy. In various Phase II trials, the drug has significantly improved the reported complete response rate to radiation in head-and-neck tumors and demonstrated clinical benefit in adult and pediatric glioma. The drug has been approved for sale in the People's Republic of China for nasopharangeal cancer and for head and neck cancer in Argentina and Columbia. Our rights to nimotuzumab have been sub-licensed to Oncoscience AG of Germany ("Oncoscience") for our European territory, to Kuhnil Pharmaceutical Company for our Korean territory and to Innogene Kalbiotech Ltd. of Singapore for certain Pacific-rim countries and certain African countries.

  •
  AeroLEF™, a proprietary formulation of both free and liposome-encapsulated fentanyl administered by pulmonary inhalation, is being developed for the treatment of severe and moderate acute pain and cancer pain. AeroLEF™ has been developed to provide both rapid onset and extended relief while recognizing the need for interpersonal variability as well as inter-episode variability in the amount of drug needed. Health Canada cleared for initiation a randomized, 120-patient Phase III trial in the fourth quarter of 2005.

  •
  NORELIN™ is a therapeutic vaccine designed to stimulate in patients production of antibodies against GnRH, resulting in reduced production of hormones that may cause or contribute to the growth of certain sex-hormone dependent cancers. It has completed a Phase I/II safety and immunogenicity trial in hormone-sensitive prostate cancer suggesting that the approach may be better tolerated than currently available therapies. The Norelin™ patent estate includes four key US patents covering various aspects of Norelin™ as a composition of matter, the carrier component of the Norelin™ vaccine, as well as a precombinant product. A key US patent is US 5,837,268, which covers the particular Norelin™ sequence, its formulation as a vaccine, and its end-use and, subject to any term restoration, will expire in 2011. Other key US patents are US 5,422,110, US 5,708,155 and US 6,022,960. All of the key patents are owned by the University of Saskatchewan and licensed to us, through Biostar Inc.

THE OFFERING

Common shares we are offering	Up to • common shares
Common shares to be outstanding after this offering (assuming maximum offering)	• common shares
Use of proceeds	We intend to use the net proceeds to fund our drug development activities not related to Cuba and for general corporate purposes not related to Cuba. See "Use of Proceeds".
AMEX symbol	YMI
TSX symbol	YM
AIM symbol	YMBA

RISK FACTORS

        Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below and in the accompanying prospectus before making an investment decision. You should also refer to the other information in this prospectus supplement, including information incorporated, or deemed to be incorporated, by reference herein, including our consolidated financial statements and related notes, and in the accompanying prospectus. The risks and uncertainties described in this prospectus supplement and the accompanying prospectus are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us. If any of the following risks actually occurs, our business, financial condition, and results of operations could be materially adversely affected, the trading price of our common shares could decline and you could lose all or part of your investment. Also see "Risk Factors" beginning on page 6 of the accompanying prospectus.

Risks Relating To Our Business

        The "Risk Factors" beginning on page 6 of the accompanying prospectus are incorporated by reference in this prospectus supplement.

Risks Relating To This Offering

Our share price is volatile.

        The market price of our common shares, like that of the securities of many other biotechnology companies in the development stage, has been, and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our preclinical studies and clinical trials, as well as those of our collaborators or our competitors; other evidence of the safety or effectiveness of our products or those of our competitors; announcements of technological innovations or new products by us or our competitors; governmental regulatory actions; developments with our collaborators; developments (including litigation) concerning patent or other proprietary rights of our company or our competitors; concern as to the safety of our products; period-to-period fluctuations in operating results; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within the control of our company could have a significant adverse impact on the market price of our common shares.

We have not paid dividends.

        We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

Our outstanding common shares could be subject to dilution

        The exercise of stock options and warrants already issued by us and the issuance of other additional securities in the future could result in dilution in the value of our common shares and the voting power represented by the common shares. Furthermore, to the extent holders of our stock options or other securities exercise their securities and then sell the common shares they receive, our share price may decrease due to the additional amount of our common shares available in the market.

It may be difficult to obtain and enforce judgments against the company because of its Canadian residency.

        We are a corporation existing under the laws of Nova Scotia, Canada. Most of our directors and officers, and certain of the experts named in the accompanying prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada.

If there are substantial sales of our common shares, the market price of our common shares could decline.

        Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our shareholders.

        Our management will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend most of the net proceeds from this offering in ways that our shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common shares, to influence the manner in which the net proceeds of this offering are used. At the date of this prospectus supplement, we intend to use the net proceeds from this offering to fund our drug development activities and for general corporate purposes. See "Use of Proceeds." However, our needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

        Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount and net proceeds to us, if any, from this offering are not presently determinable and may be substantially less than the maximum offering amounts set forth above.

We have adopted a shareholder rights plan.

        We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See "Description of Share Capital, Common Shares and Related Information" on page 18 of the accompanying prospectus.

We license products and technologies from Cuba.

        The United States has imposed economic sanctions against Cuba. These sanctions apply to certain transactions from the United States or activities by a US person. Among other things, the sanctions prohibit transactions that involve property in which Cuba or any Cuban national has any interest whatsoever, direct or indirect. The offering described herein will be considered a prohibited transaction if any portion of the proceeds are used in support of the licensed products and technologies described above under "Our Products — Nimotuzumab".

        For purposes of interpreting the sanctions, "US person" means any US citizen, any US permanent resident alien, any entity organized under the laws of the United States or any jurisdiction within the United States (including foreign branches) or any person in the United States. We are not a US person for purposes of the sanctions and are not subject to the sanctions with respect to our activities outside of the United States. However, because the sanctions prohibit US persons from participating in financing transactions that would support the Cuban licensed products and technologies, the proceeds from the sale of our common shares to US purchasers will be used only to fund drug development activities not related to Cuba and for general corporate purposes not related to such Cuban licensed products and technologies.

        Nevertheless, we cannot assure you that the Office of Foreign Assets Control of the United States Treasury Department, which administers the US government's Cuba sanctions, would agree that the measures we have taken and will take are sufficient to comply with the sanctions described above.

We may be classified as a "passive foreign investment company" for US federal income tax purposes, which could have significant and adverse tax consequences to US holders.

        We may or may not have been classified as a passive foreign investment company ("PFIC") in the taxable year ended June 30, 2005 and we believe that we may or may not be classified as a PFIC in the taxable year ending June 30, 2006 and possibly in subsequent years. Our possible classification as a PFIC could have significant and adverse tax consequences for US holders of our common shares. It may be possible for US holders to mitigate these consequences by making either a so-called "qualified electing fund" election or a "mark-to-market" election. US investors should read carefully the discussion of PFICs under the caption "Certain Income Tax Considerations — Certain United States Federal Income Tax Consequences to United States Holders — Passive Foreign Investment Company" in this prospectus supplement and consult their tax advisers.

EXCHANGE RATE INFORMATION

        The following table sets out certain exchange rates based upon the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The rates are set out as United States dollars per C$1.00 and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

	Years Ended June 30,
				Six Months Ended December 31, 2005
	2003	2004	2005
Low	0.6264	0.7085	0.7489	0.8041
High	0.7492	0.7880	0.8493	0.8691
Average	0.6620	0.7441	0.8000	0.8420

        On February 13, 2006, the inverse of the noon buying rate quoted by the Federal Reserve Bank of New York for Canadian dollars was C$1.00 = US$0.8660.

CONSOLIDATED CAPITALIZATION

        The following table sets forth the Corporation's consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share and loan capital of the Corporation since June 30, 2005, the date of the audited consolidated financial statements of the Corporation's most recently completed financial year. The table should be read in conjunction with the consolidated financial statements of the Corporation, including the notes thereto, and management's discussions and analysis incorporated by reference in this prospectus supplement and accompanying prospectus.

	Authorized	Outstanding as at June 30, 2005	Outstanding as at December 31, 2005	Outstanding as at December 31, 2005 giving effect to the Maximum Offering(1)
Common Shares	500,000,000	C$87,487,802	C$89,587,454	C$•
		(38,584,288 Common Shares)(2)	(39,139,493 Common Shares)(2)	( • Common Shares)(2)
Warrants		C$5,313,283	C$5,222,203	C$5,222,203
		(10,745,007 Warrants)	(10,441,541 Warrants)	( • Warrants)
Contributed surplus		C$1,790,928	C$2,305,547	C$2,305,547
Deficit accumulated during the development stage		(C$60,751,894)	(C$72,212,032)	(C$72,212,032)

Total Capitalization		C$33,840,119	C$24,903,172	C$•

(1)
After deducting the placement agents' fee and before deducting the estimated expenses of the offering which we estimate will be US$400,000 (C$461,893.76).

(2)
Excluding 2,380,453 common shares held in escrow for contingent additional payment related to the acquisition of our subsidiary, Delex Therapeutics Inc.

USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately US$    •     million (C$    •     million), after deducting certain fees due to the placement agents and our estimated offering expenses, as described in "Plan of Distribution". We intend to use any net proceeds from the sale of common shares offered by this prospectus supplement and the accompanying prospectus from US purchasers to fund our drug development activities not related to Cuba and for general corporate purposes not related to the Cuban licensed products and technologies.

        The amounts actually expended for the purposes described above may vary significantly depending on, among other things, the progress of our research and development programs, regulatory filings and approvals, technological advances, activities in anticipation of the commercialization of our products, the terms of any collaborative or in-licensing arrangements and the status of competitive products.

        Because the United States government has imposed sanctions that prohibit US persons from participating in financing transactions that would support the Cuban licensed products and technologies, the proceeds from the sale of our common shares to US purchasers will be used only to fund drug development activities not related to Cuba and for general corporate purposes not related to the Cuban licensed products and technologies.

PLAN OF DISTRIBUTION

        We are offering our common shares through placement agents. Subject to the terms and conditions contained in the placement agent agreement dated February 13, 2006, SG Cowen & Co., LLC has agreed to act as the representative for the several placement agents for the sale of up to     •    common shares. SG Cowen & Co., LLC, Dundee Securities Corporation and Canaccord Capital Corporation have agreed to act as our placement agents to offer up to    •    of our common shares for sale. The price per common share was determined based upon arm's-length negotiations between the placement agents and us.

        The placement agents are not purchasing or selling any shares by this prospectus supplement or accompanying base prospectus, nor are they required to arrange for the purchase or sale of any specific number or dollar amount of shares, but have agreed to use best efforts to arrange for the sale of all    •    shares. The placement agent agreement provides that the obligations of the placement agents and the investors are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain opinions, letters and certificates from our counsel, our independent auditors and us.

        Confirmations and definitive prospectuses will be distributed to all investors who agree to purchase the common shares, informing investors of the closing date as to such shares. We currently anticipate that closing of the sale of    •    common shares will take place on or about February 17, 2006. Investors will also be informed of the date and manner in which they must transmit the purchase price for their shares.

        On the scheduled closing date, the following will occur:

  •
  we will receive funds in the amount of the aggregate purchase price; and

  •
  SG Cowen & Co., LLC will receive the placement agents' fee, on behalf of the several placement agents, in accordance with the terms of the placement agent agreement.

        We will pay the placement agents an aggregate commission equal to 6.5% of the gross proceeds of the sale of the common shares in the offering. We may also reimburse the placement agents for certain legal expenses incurred by them. In no event will the total amount of compensation paid to the placement agents and other securities brokers and dealers upon completion of this offering exceed 8.0% of the maximum gross proceeds of the offering. The estimated offering expenses payable by us, in addition to the placement agents' fee of US$400,000 (C$461,893.76), are approximately US$400,000 (C$461,893.76), which includes legal, accounting and printing costs and various other fees associated with registering and listing the common shares. After deducting certain fees due to the placement agents and our estimated offering expenses, we expect the net proceeds from this offering to be up to approximately US$    •     million (C$    •     million).

        All of the securities offered and sold pursuant to this prospectus supplement, including securities sold to purchasers in the US, are being qualified under the securities laws of the Province of Ontario.

        Pursuant to a policy statement of the Ontario Securities Commission, the placement agents may not, throughout the period of distribution under this prospectus supplement, bid for or purchase our common shares. This restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of our common shares.

        We have agreed to indemnify the placement agents against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the placement agent agreement. We have also agreed to contribute to payments the placement agents may be required to make in respect of such liabilities.

        We, along with our chief executive officer and directors, have agreed to certain lock-up provisions with regard to future sales of our common shares for a period of 90 days after the offering as set forth in the placement agent agreement.

        The placement agent agreement is included as an exhibit to our Current Report on Form 6-K that will be furnished to the SEC in connection with the consummation of this offering.

        The transfer agent for our common shares is Mellon Investor Services LLC in the United States and CIBC Mellon Trust Company in Canada.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Statements contained in this short form prospectus that are not based on historical fact, including without limitation statements containing the words "believes," "may," "likely," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for research, operations and marketing and other risks detailed elsewhere in this short form prospectus and in the documents incorporated by reference herein. These forward-looking statements are based on our beliefs and expectations on the date the statements are made, and subject to the requirements of applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this short form prospectus might not occur and you should not place undue reliance on forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

  •
  the risk of our inability to profitably commercialize our products

  •
  the extent of any future losses

  •
  the risk of our inability to establish or manage manufacturing, development or marketing collaborations

  •
  the risk of delay of regulatory approvals and, ultimately, product launches

  •
  dependence on third parties for successful commercialization of our products

  •
  insufficient quota of active ingredient supply to complete clinical trials or to meet commercial demand

  •
  the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses

  •
  the uncertainty of recovery of advances to joint venture subsidiaries

  •
  other factors discussed under "Risk Factors" in this prospectus supplement and in the accompanying prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

Certain US Federal Income Tax Consequences to United States Holders

        The following is a summary of the anticipated material US federal income tax consequences to a US Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares acquired pursuant to this prospectus supplement.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax consequences that may apply to a US Holder as a result of the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences of the acquisition, ownership, and disposition of common shares. There can be no assurance that the IRS will take a similar view as to any of the US federal tax consequences described in this summary. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. Each US Holder should consult its own financial advisor, legal counsel, or accountant regarding the US federal, US state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

        NOTICE TO US HOLDERS PURSUANT TO TREASURY DEPARTMENT CIRCULAR 230: Anything contained in this summary pertaining to any US federal tax matter is not intended or written to be used, and it cannot be used by a US Holder, for the purpose of avoiding US federal tax penalties under the Code (as defined below). This summary was written to support the promotion or marketing of the transactions or matters addressed by this prospectus supplement. Each US Holder should seek US federal tax advice, based on such US Holder's particular circumstances, from an independent tax advisor.

Scope of this Disclosure

Authorities

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the "IRS"), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-US Tax Convention"), and US court decisions that are applicable and, in each case, as in effect and available, as of the date of this prospectus supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

US Holders

        For purposes of this summary, a "US Holder" is a beneficial owner of common shares that, for US federal income tax purposes, is (a) an individual who is a citizen or resident of the US, (b) a corporation, or any other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the US or any state in the US, including the District of Columbia, (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

Non-US Holders

        For purposes of this summary, a "non-US Holder" is a beneficial owner of common shares other than a US Holder. This summary does not address the US federal income tax consequences of the acquisition, ownership, and disposition of common shares to non-US Holders. Accordingly, a non-US Holder should consult its own financial advisor, legal counsel, or accountant regarding the US federal, US state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of common shares.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

        This summary does not address the US federal income tax consequences of the acquisition, ownership, and disposition of common shares to US Holders that are subject to special provisions under the Code, including the following US Holders: (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) US Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) US Holders that are dealers in securities or currencies or US Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) US Holders that have a "functional currency" other than the US dollar; (e) US Holders that are liable for the alternative minimum tax under the Code; (f) US Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) US Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) US Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) US Holders that own, directly, indirectly or constructively, 10% or more, by voting power or value, of the outstanding shares of YM BioSciences Inc. US Holders that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the US federal, US state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

        If an entity that is classified as partnership (or "pass-through" entity) for US federal income tax purposes holds common shares, the US federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of "pass-through" entities) for US federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the US federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Tax Consequences Other than US Federal Income Tax Consequences Not Addressed

        This summary does not address the US state and local, US federal estate and gift, or foreign tax consequences to US Holders of the acquisition, ownership, and disposition of common shares. Each US Holder should consult its own financial advisor, legal counsel, or accountant regarding the US state and local, US federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

US Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of common shares

Distributions on common shares

  General Taxation of Distributions

        Subject to the passive foreign investment company ("PFIC") rules discussed below, a US Holder that receives a distribution, including a constructive distribution, with respect to the common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of YM BioSciences Inc.. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of YM BioSciences Inc., such distribution will be treated (a) first, as a tax-free return of capital to the extent of a US Holder's tax basis in the common shares and, (b) thereafter, as gain from the sale or exchange of such common shares. (See more detailed discussion at "Disposition of common shares" below).

  Reduced Tax Rates for Certain Dividends

        For taxable years beginning before January 1, 2009, a dividend paid by YM BioSciences Inc. generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) YM BioSciences Inc. is a "qualified foreign corporation" (as defined below), (b) the US Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such US Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such common shares will not be entitled to receive such dividend).

        YM BioSciences Inc. generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) YM BioSciences Inc. is incorporated in a possession of the US, (b) YM BioSciences Inc. is eligible for the benefits of the Canada-US Tax Convention, or (c) the common shares are readily tradable on an established securities market in the US. However, even if YM BioSciences Inc. satisfies one or more of such requirements, YM BioSciences Inc. will not be treated as a QFC if YM BioSciences Inc. is a "passive foreign investment company" (as defined below) for the taxable year during which YM BioSciences Inc. pays a dividend or for the preceding taxable year. In 2003, the US Department of the Treasury (the "Treasury") and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations have not yet been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a "passive foreign investment company" for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

        As discussed below, YM BioSciences Inc. may or may not have been classified as a PFIC for the taxable year ended June 30, 2005 and YM BioSciences Inc. believes it may or may not be classified as a PFIC for the taxable year ending June 30, 2006, and it may or may not be classified as a PFIC in subsequent taxable years. (See more detailed discussion at "Additional Rules that May Apply to US Holders — Passive Foreign Investment Company" below). Accordingly, YM BioSciences Inc. may or may not be a QFC for the taxable year ended June 30, 2005 or ending June 30, 2006, and it may or may not be a QFC in subsequent taxable years.

        If YM BioSciences Inc. is not a QFC, a dividend paid by YM BioSciences Inc. to a US Holder, including a US Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each US Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

  Distributions Paid in Foreign Currency

        The amount of a distribution paid to a US Holder in foreign currency generally will be equal to the US dollar value of such distribution based on the exchange rate applicable on the date of receipt. A US Holder that does not convert foreign currency received as a distribution into US dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the US dollar value of such foreign currency on the date of receipt. Such a US Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for US dollars).

  Dividends Received Deduction

        Dividends paid on the common shares generally will not be eligible for the "dividends received deduction." The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a US Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of common shares

        Subject to the PFIC rules discussed below, a US Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such US Holder's tax basis in the common shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the common shares are held for more than one year. Gain or loss recognized by a US Holder on the sale or other taxable disposition of common shares generally will be treated as "US source" for purposes of applying the US foreign tax credit rules. (See more detailed discussion at "Foreign Tax Credit" below).

        Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a US Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to US$3,000 of ordinary income. An unused capital loss of a US Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a US Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

        A US Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a US Holder's US federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a US Holder's income subject to US federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder's US federal income tax liability that such US Holder's "foreign source" taxable income bears to such US Holder's worldwide taxable income. In applying this limitation, a US Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "US source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "general income," and certain other categories of income). Dividends paid by YM BioSciences Inc. generally will constitute "foreign source" income and generally will be categorized as "passive income" or, in the case of certain US Holders, "financial services income." However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to "passive income" and "general income" (and the other categories of income, including "financial services income," are eliminated). The foreign tax credit rules are complex, and each US Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

        Payments made within the US, or by a US payor or US middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a US Holder (a) fails to furnish such US Holder's correct US taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect US taxpayer identification number, (c) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding tax. However, US Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the US backup withholding tax rules will be allowed as a credit against a US Holder's US federal income tax liability, if any, or will be refunded, if such US Holder furnishes required information to the IRS. Each US Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to US Holders

        If YM BioSciences Inc. is a "passive foreign investment company" (as defined below), the preceding sections of this summary may not describe the US federal income tax consequences to US Holders of the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company

        YM BioSciences Inc. generally will be a "passive foreign investment company" under Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of YM BioSciences Inc. for such taxable year is passive income or (b) 50% or more of the average percentage of assets held by YM BioSciences Inc. either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if YM BioSciences Inc. is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

        For purposes of the PFIC income test and assets test described above, if YM BioSciences Inc. owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, YM BioSciences Inc. will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by YM BioSciences Inc. from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

        YM BioSciences Inc. may or may not have been classified as a PFIC in the taxable year ended June 30, 2005 and YM BioSciences Inc. believes it may or may not be classified as a PFIC for the taxable year ending June 30, 2006. In addition, YM BioSciences Inc. may or may not be classified as a PFIC in subsequent taxable years. However, whether YM BioSciences Inc. will, in fact, be classified as a PFIC for the taxable year ending June 30, 2006 will depend on the assets and income of YM BioSciences Inc. over the course of the taxable year ending June 30, 2006 and, as a result, cannot be predicted with certainty as of the date of this prospectus supplement. Each US Holder should consult its own financial advisor, legal counsel, or accountant regarding whether YM BioSciences Inc. will be classified as a PFIC for the taxable year ending June 30, 2006 and in subsequent taxable years.

  Default PFIC Rules Under Section 1291 of the Code

        If YM BioSciences Inc. is a PFIC, the US federal income tax consequences to a US Holder of the acquisition, ownership, and disposition of common shares will depend on whether such US Holder makes an election to treat YM BioSciences Inc. as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A US Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing US Holder."

        A Non-Electing US Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution paid on the common shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a US Holder's holding period for the common shares, if shorter).

        Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any excess distribution paid on the common shares, must be rateably allocated to each day in a Non-Electing US Holder's holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing US Holder's holding period for the common shares (other than years prior to the first taxable year of YM BioSciences Inc. beginning after December 31, 1986 for which YM BioSciences Inc. was not a PFIC) will be subject to US federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing US Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing US Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing US Holder's holding period for the common shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

        If YM BioSciences Inc. is a PFIC for any taxable year during which a Non-Electing US Holder holds common shares, YM BioSciences Inc. will continue to be treated as a PFIC with respect to such Non-Electing US Holder, regardless of whether YM BioSciences Inc. ceases to be a PFIC in one or more subsequent years. A Non-Electing US Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last taxable year for which YM BioSciences Inc. was a PFIC.

        If YM BioSciences Inc. is a PFIC and holds stock in another foreign corporation which is a PFIC (a "lower tier PFIC"), any disposition of the lower tier PFIC stock by YM BioSciences Inc. is generally treated as a disposition by the US Holders of YM BioSciences Inc. (an "indirect disposition"). In addition, any distribution by the lower tier PFIC to YM BioSciences Inc. is generally treated as a distribution to the US Holders of YM BioSciences Inc. (an "indirect distribution"). To the extent that an actual distribution to the US Holder or an actual disposition of PFIC stock by the US Holder consists of amounts previously taxed as gains on indirect distributions or dispositions, such amount generally should not be subject to additional US federal income tax.

  QEF Election

        A US Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a US Holder that makes a QEF Election will be subject to US federal income tax on such US Holder's pro rata share of (a) the net capital gain of YM BioSciences Inc., which will be taxed as long-term capital gain to such US Holder, and (b) and the ordinary earnings of YM BioSciences Inc., which will be taxed as ordinary income to such US Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A US Holder that makes a QEF Election will be subject to US federal income tax on such amounts for each taxable year in which YM BioSciences Inc. is a PFIC, regardless of whether such amounts are actually distributed to such US Holder by YM BioSciences Inc. However, a US Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current US federal income tax on such amounts, subject to an interest charge. If such US Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

        A US Holder that makes a QEF Election generally (a) may receive a tax-free distribution from YM BioSciences Inc. to the extent that such distribution represents "earnings and profits" of YM BioSciences Inc. that were previously included in income by the US Holder because of such QEF Election and (b) will adjust such US Holder's tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a US Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

        The procedure for making a QEF Election, and the US federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the US Holder's holding period for the common shares in which YM BioSciences Inc. was a PFIC. The QEF Election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A US Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC annual information statement, to a timely filed US federal income tax return. Even if a QEF Election is not made, a US Holder in a PFIC must file a completed IRS Form 8621 every year.

        For each tax year that YM BioSciences Inc. determines that it is a PFIC, YM BioSciences Inc. intends to make available to US Holders timely and accurate information as to its status as a PFIC and intends to comply with all applicable record-keeping, reporting and other requirements so that each US Holder may elect to treat YM BioSciences Inc. as a QEF.

        If YM BioSciences Inc. was a PFIC in a prior year during the period that the US Holder held common shares, a sale of the common shares or an excess distribution may be taxed under the rules of Section 1291 unless the US Holder in addition to filing the QEF Election documents, elects to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the common shares were sold on the qualification date or (b) if YM BioSciences Inc. was also a CFC, such US Holder's pro rata share of the post-1986 "earnings and profits" of YM BioSciences Inc. as of the qualification date. The "qualification date" is the first day of the first taxable year in which YM BioSciences Inc. was a QEF with respect to such US Holder. The election to recognize such gain or "earnings and profits" can only be made if such US Holder's holding period for the common shares includes the qualification date. By electing to recognize such gain or "earnings and profits," such US Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a US Holder may make a retroactive QEF Election if such US Holder failed to file the QEF Election documents in a timely manner.

        A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a US Holder makes a QEF Election and, in a subsequent taxable year, YM BioSciences Inc. ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which YM BioSciences Inc. is not a PFIC. Accordingly, if YM BioSciences Inc. becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the US Holder will be subject to the QEF rules described above during any such subsequent taxable year in which YM BioSciences Inc. qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a US Holder even after such US Holder disposes of all of such US Holder's direct and indirect interest in the common shares. Accordingly, if such US Holder reacquires an interest in YM BioSciences Inc., such US Holder will be subject to the QEF rules described above for each taxable year in which YM BioSciences Inc. is a PFIC.

        Each US Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.

  Mark-to-Market Election

        A US Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be "marketable stock" if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

        A US Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a US Holder makes a Mark-to-Market Election after the beginning of such US Holder's holding period for the common shares and such US Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

        A US Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which YM BioSciences Inc. is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such US Holder's tax basis in such common shares. A US Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such US Holder's adjusted tax basis in the common shares over (ii) the fair market value of such common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

        A US Holder that makes a Mark-to-Market Election generally also will adjust such US Holder's tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a US Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

        A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the common shares cease to be "marketable stock" or the IRS consents to revocation of such election. In addition, a US Holder that has made a Mark-to-Market Election does not include mark to market gains, or deduct mark to market losses, for years when a corporation ceases to be a PFIC. Each US Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

  Other PFIC Rules

        Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a US Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific US federal income tax consequences to a US Holder may vary based on the manner in which common shares are transferred.

        Certain additional adverse rules will apply with respect to a US Holder if YM BioSciences Inc. is a PFIC, regardless of whether such US Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a US Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

        The PFIC rules are complex, and each US Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the US federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Canadian Federal Income Tax Considerations For United States Residents

        In the opinion of Heenan Blaikie LLP, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of our common shares acquired pursuant to this prospectus supplement by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident, or deemed to be resident, in Canada, deals at arm's length with us, holds our common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention (the "Convention"), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) our common shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Convention. Our common shares will generally be considered to be capital property to a holder unless such shares are held in the course of carrying on a business, or in an adventure or concern in the nature of trade. Our common shares will generally not be capital property to holders that are "financial institutions" (as defined in the Tax Act). Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a "US Shareholder" or "US Shareholders". The summary does not deal with special situations, such as the particular circumstances of traders or dealers, limited liability companies, tax exempt entities, insurers or financial institutions. Such holders and other holders who do not meet the criteria in clauses (a) and (b) should consult their own tax advisers.

        This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof ("Regulations"), all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Convention and the current published administrative practices of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any changes in law or administrative practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada.

        For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our common shares must be converted into Canadian dollars based on the relevant exchange rate applicable thereto.

  Dividends

        Dividends paid or credited to a US Shareholder in respect of our common shares will be subject to Canadian withholding tax on the gross amount of the dividends. Under the Convention, the rate of Canadian withholding tax on dividends paid by us to a US Shareholder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company which owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

  Dispositions

        A US Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of our common shares, provided that the shares do not constitute "taxable Canadian property" to the US Shareholder at the time of disposition. Generally, common shares will not constitute taxable Canadian property to a US Shareholder provided such shares are listed on a prescribed stock exchange (which currently includes the TSX and AMEX) at the time of the disposition and, at no time during the 60-month period immediately preceding the disposition, has the US Shareholder, persons with whom the US Shareholder does not deal at arm's length, or the US Shareholder together with all such persons owned 25% or more of the issued shares of any series or class of our capital stock.

        If our common shares constitute taxable Canadian property to a particular US Shareholder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if, at the time of disposition, our common shares do not derive their value principally from real property situated in Canada.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular US Shareholder and no representation with respect to the income tax consequences to any particular US Shareholder or prospective US Shareholder is made. The tax consequences to a US Shareholder will depend on the holder's particular circumstances. Accordingly, US Shareholders should consult with their own tax advisers for advice with respect to their own particular circumstances.

ELIGIBILITY FOR INVESTMENT

        In the opinion of Heenan Blaikie LLP, our Canadian counsel, based on legislation in effect on the date of this prospectus supplement, our common shares if issued on the date of this prospectus supplement, would be "qualified investments" under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

DOCUMENTS INCORPORATED BY REFERENCE

        We are incorporating by reference in this prospectus supplement certain information contained in documents filed by us with securities regulatory authorities in Canada. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein.

        You may obtain copies of the documents incorporated by reference in this prospectus supplement on request without charge from our Director, Finance and Administration at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4, Telephone: (905) 629-9761, as well as through the sources described below under "Where You Can Find More Information".

        The following documents are specifically incorporated by reference in this prospectus supplement:

  (i)
  our unaudited comparative interim consolidated financial statements as at and for the three and six months ended December 31, 2005, including the notes thereto;

  (ii)
  management's discussion and analysis of our financial condition and results of operations for the three and six months ended December 31, 2005;

  (iii)
  supplemental information on Canadian and United States Generally Accepted Accounting Principles in respect of our unaudited comparative interim consolidated financial statements as at and for the six months ended December 31, 2005 and 2004; and

  (iv)
  our material change report dated February 13, 2006 regarding designation as a fast track product by the FDA of our lead drug, tesmilifene, for use in combination with an anthracycline chemotherapeutic for the treatment of women with advanced breast cancer.

        All material change reports (excluding confidential material change reports) and unaudited interim consolidated financial statements of our company (and management's discussion and analysis relating thereto) filed by us with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus supplement.

        When new documents of the type referred to in the paragraphs above are filed by us with, and where required accepted, by the securities regulatory authorities in Canada during the currency of this prospectus supplement, such documents will be deemed to be incorporated by reference in this prospectus supplement and the previous documents of the type referred to in the paragraphs above and all material change reports, unaudited interim consolidated financial statements (and management's discussion and analysis relating thereto) and certain prospectus supplements filed by us with the securities regulatory authorities in Canada before the commencement of our financial year in which the new documents are filed will no longer be deemed to be incorporated by reference in this prospectus. Specifically, our unaudited comparative interim consolidated financial statements as at and for the three months ended September 30, 2005, including the notes thereto and management's discussion and analysis of our financial condition and results of operations for the three months ended September 30, 2005 have been superseded by the documents incorporated by reference in this prospectus supplement.

        In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. In addition, we may incorporate by reference into this prospectus supplement other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), if and to the extent expressly provided therein.

        Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

        We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Canadian securities regulatory authorities and the SEC. You may read and copy any document we file at the SEC's public reference room at 100 F Street, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at http://www.sedar.com.

ENFORCEMENT OF CIVIL LIABILITIES

        We are a corporation existing under the laws of Nova Scotia, Canada. Most of our directors and officers, and certain of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Heenan Blaikie LLP, that a judgment of a United States court is enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the United States judgment such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive; (c) the defendant was properly served with process from the United States court; and (d) the United States substantive or procedural law that led to the judgement is not contrary to Canadian policy. We are advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada.

        We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed DL Services Inc. as our agent.

LEGAL MATTERS

        Certain legal matters in connection with the common shares offered hereby will be passed upon for us by Heenan Blaikie LLP, our Canadian counsel, and Dorsey & Whitney LLP, our US counsel. Brown Raysman Millstein Felder & Steiner LLP is US counsel and Osler, Hoskin & Harcourt LLP is Canadian counsel for the placement agents. The partners and associates of Heenan Blaikie LLP and Dorsey & Whitney LLP beneficially own, directly or indirectly, less than 1% of any class of securities issued by us.

PURCHASERS' STATUTORY RIGHTS

        The securities legislation of the Province of Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement and any amendment. The securities legislation of the Province of Ontario further provides a purchaser with remedies for rescission or damages if the prospectus, the accompanying prospectus supplement and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the Province of Ontario. The purchaser should refer to any applicable provisions of the securities legislation of the Province of Ontario for the particulars of these rights or consult with a legal adviser.

Exhibit A

Form of Subscription Agreement

YM BioSciences Inc.
5045 Orbitor Drive
Building 11, Suite 400
Mississauga, Ontario Canada L4W4Y4

Gentlemen:

        The undersigned (the "Investor") hereby confirms its agreement with you as follows:

        1.     This Subscription Agreement (this "Agreement") is made as of the date set forth below between YM BioSciences, a corporation continued under the Companies Act (Nova Scotia) (the "Company"), and the Investor.

        2.     The Company has authorized the sale and issuance to certain investors of up to                     Common Shares (the "Shares"), without nominal or par value (the "Common Shares"), subject to adjustment by the Company's Board of Directors, or a committee thereof, for a purchase price of US$           per share (the "Purchase Price").

        3.     The offering and sale of the Shares (the "Offering") is being made pursuant to (1) the Company's final short form base shelf prospectus dated February 3, 2006 (the "Canadian Base Prospectus") filed with the Ontario Securities Commission (the "OSC") in the province of Ontario, (2) the Company's registration statement including a base prospectus (the "U.S. Base Prospectus") on Form F-10 (Registration No. 333-131250) pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Canadian Securities Administrators and the United States Securities and Exchange Commission (the "Commission") (which, together with all amendments or supplements thereto is referred to herein as the "Registration Statement") filed by the Company with the Commission, (3) if applicable, certain "free writing prospectuses" (as that term is defined in Rule 405 under the Securities Act of 1933, as amended), that have or will be filed with the Commission and delivered to the Investor on or prior to the date hereof and (4) a Prospectus Supplement containing certain supplemental information regarding the Shares and terms of the Offering that will be filed with the OSC and the Commission (the "Prospectus Supplement") and delivered to the Investor along with the Company's counterpart to this Agreement.

        4.     The Company and the Investor agree that the Investor will purchase from the Company and the Company will issue and sell to the Investor the Shares set forth below for the aggregate purchase price set forth below. The Shares shall be purchased pursuant to the Terms and Conditions for Purchase of Shares attached hereto as Annex I and incorporated herein by this reference as if fully set forth herein.

        5.     The manner of settlement of the Shares purchased by the Investor shall be determined by such Investor as follows (check one):

☐	A.	Delivery by electronic book-entry at The Depository Trust Company ("DTC"), registered in the Investor's name and address as set forth below, and released by Mellon Investor Services LLC, the Company's United States co-transfer agent (the "Transfer Agent"), to the Investor at the Closing. NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS AGREEMENT BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL:

(I)
DIRECT THE BROKER-DEALER AT WHICH THE ACCOUNT OR ACCOUNTS TO BE CREDITED WITH THE SHARES ARE MAINTAINED TO SET UP A DEPOSIT/WITHDRAWAL AT CUSTODIAN ("DWAC") INSTRUCTING THE TRANSFER AGENT TO CREDIT SUCH ACCOUNT OR ACCOUNTS WITH THE SHARES, AND
		(II)	REMIT BY WIRE TRANSFER THE AMOUNT OF FUNDS EQUAL TO THE AGGREGATE PURCHASE PRICE FOR THE SHARES BEING PURCHASED BY THE INVESTOR TO THE FOLLOWING ACCOUNT:
THE CITIBANK PRIVATE BANK 153 East 53rd Street New York, NY 10043 ABA # 021-000-089 Account Name: YM BioSciences Inc. Account Number: 64-54-0698
– OR –
☐	B.
Delivery versus payment ("DVP") through DTC (i.e., the Company shall deliver Shares registered in the Investor's name and address as set forth below and released by the Transfer Agent to the Investor at the Closing directly to the account(s) at SG Cowen & Co., LLC identified by the Investor through DTC and simultaneously therewith payment shall be made from such account(s) by SG Cowen & Co., LLC to the Company). NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS AGREEMENT BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL:
		(I)	NOTIFY SG COWEN & CO., LLC OF THE ACCOUNT OR ACCOUNTS AT SG COWEN & CO., LLC TO BE CREDITED WITH THE SHARES BEING PURCHASED BY SUCH INVESTOR, AND
(II)
CONFIRM THAT THE ACCOUNT OR ACCOUNTS AT SG COWEN & CO., LLC TO BE CREDITED WITH THE SHARES BEING PURCHASED BY THE INVESTOR HAVE A MINIMUM BALANCE EQUAL TO THE AGGREGATE PURCHASE PRICE FOR THE SHARES BEING PURCHASED BY THE INVESTOR.

IT IS THE INVESTOR'S RESPONSIBILITY TO (A) MAKE THE NECESSARY WIRE TRANSFER OR CONFIRM THE PROPER ACCOUNT BALANCE IN A TIMELY MANNER AND (B) ARRANGE FOR SETTLEMENT BY WAY OF DWAC OR DVP IN A TIMELY MANNER. IF THE INVESTOR DOES NOT DELIVER THE AGGREGATE PURCHASE PRICE FOR THE SHARES OR DOES NOT MAKE PROPER ARRANGEMENTS FOR SETTLEMENT IN A TIMELY MANNER, THE SHARES MAY NOT BE DELIVERED AT CLOSING TO THE INVESTOR OR THE INVESTOR MAY BE EXCLUDED FROM THE CLOSING ALTOGETHER.

        6.     The Investor represents that, except as set forth below, (a) it has had no position, office or other material relationship within the past three years with the Company or any of its affiliates and (b) it has no direct or indirect affiliation or association with any NASD member. Exceptions:

(If no exceptions, write "none." If left blank, response will be deemed to be "none.")

        7.     The Investor represents that it has received the final U.S. Base Prospectus, dated February 3, 2006, which is a part of the Company's Registration Statement (or the Company's Canadian Base Prospectus if the Investor is resident in the Province of Ontario) and any free writing prospectus, prior to or in connection with the receipt of this Agreement, and the Prospectus Supplement along with the Company's counterpart to this Agreement (collectively, the "Disclosure Package").

        8.     No offer by the Investor to buy Shares will be accepted and no part of the purchase price will be delivered to the Company until the Company has accepted such offer by countersigning a copy of this Agreement, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to the Company (or a Placement Agent on behalf of the Company) sending (orally, in writing, or by electronic mail) notice of its acceptance of such offer. An indication of interest will involve no obligation or commitment of any kind until this Agreement is accepted and countersigned by or on behalf of the Company.

Number of Shares:

Purchase Price Per Share: US$

Aggregate Purchase Price: US$

        Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Dated as of: February , 2006

INVESTOR
By:
Print Name:
Title:
Address:
Agreed and Accepted this day of February, 2006:
YM BIOSCIENCES INC.

By:
Title:

ANNEX I

TERMS AND CONDITIONS FOR PURCHASE OF SHARES

        1.     Authorization and Sale of the Shares.    Subject to the terms and conditions of this Agreement, the Company has authorized the sale of the Shares.

        2.     Agreement to Sell and Purchase the Shares; Placement Agents.

          2.1   At the Closing (as defined in Section 3.1), the Company will sell to the Investor, and the Investor will purchase from the Company, upon the terms and conditions set forth herein, the number of Shares set forth on the last page of the Agreement to which these Terms and Conditions for Purchase of Shares are attached as Annex I (the "Signature Page") for the aggregate purchase price therefor set forth on the Signature Page.

          2.2   The Company proposes to enter into substantially this same form of Subscription Agreement with certain other investors (the "Other Investors") and expects to complete sales of Shares to them. The Investor and the Other Investors are hereinafter sometimes collectively referred to as the "Investors," and this Agreement and the Subscription Agreements executed by the Other Investors are hereinafter sometimes collectively referred to as the "Agreements."

          2.3   Investor acknowledges that the Company intends to pay SG Cowen & Co., LLC, Dundee Securities Corporation and Canaccord Capital Corporation (the "Placement Agents") a fee (the "Placement Fee") in respect of the sale of Shares to the Investor.

          2.4   The Company has entered into a Placement Agent Agreement (the "Placement Agreement") with the Placement Agents that contains certain representations, warranties, covenants and agreements of the Company that may be relied upon by the Investor, which shall be a third party beneficiary thereof. A copy of the Placement Agreement is available upon request.

        3.     Closings and Delivery of the Shares and Funds.

          3.1   Closing.    The completion of the purchase and sale of the Shares (the "Closing") will occur at a place and time (the "Closing Date") to be specified by the Company and the Placement Agents, and of which the Investors will be notified in advance by the Placement Agents. At the Closing, (a) the Company will cause the Transfer Agent to deliver to the Investor the number of Shares set forth on the Signature Page registered in the name of the Investor or, if so indicated on the Investor Questionnaire attached hereto as Exhibit A, in the name of a nominee designated by the Investor and (b) the aggregate purchase price for the Shares being purchased by the Investor will be delivered by or on behalf of the Investor to the Company.

          3.2   (a)    Conditions to the Company's Obligations.    The Company's obligation to issue the Shares to the Investor will be subject to the receipt by the Company of the purchase price for the Shares being purchased hereunder as set forth on the Signature Page and the accuracy of the representations and warranties made by the Investor and the fulfillment of those undertakings of the Investor to be fulfilled prior to the Closing Date.

                (b)    Conditions to the Investor's Obligations.    The Investor's obligation to purchase the Shares will be subject to the accuracy in all material respects on the Closing Date of the representations and warranties made by the Company and the fulfillment of those undertakings of the Company to be fulfilled prior to the Closing Date, including, without limitation, those contained in the Placement Agreement (collectively, the "Company Closing Conditions"). The Investor's obligations are expressly not conditioned on the purchase by any or all of the other Investors of the Shares that they have agreed to purchase from the Company.

          3.3   Delivery of Funds.

            (a)   Delivery by Electronic Book-Entry at The Depository Trust Company.    If the Investor elects to settle the Shares purchased by such Investor through delivery by electronic book-entry at DTC, no later than one (1) business day after the execution of this Agreement by the Investor and the Company, the Investor shall remit by wire transfer the amount of funds equal to the aggregate purchase price for the shares being purchased by the Investor to the following account designated by the Company and the Placement Agents pursuant to the terms of that certain Escrow Agreement (the "Escrow Agreement") dated as of February           , 2006, by and among the Company, the Placement Agents and Brown Raysman Millstein Felder & Steiner LLP (the "Escrow Agent"):

        THE CITIBANK PRIVATE BANK
        153 East 53rd Street
        New York, NY 10043
        ABA # 021-000-089
        Account Name: YM BioSciences Inc.
        Account Number: 64-54-0698

            Such funds shall be held in escrow until the Closing and delivered by the Escrow Agent on behalf of the Investors to the Company upon the satisfaction, in the sole judgment of the Placement Agents, of the Company Closing Conditions. The Placement Agents shall have no rights in or to any of the escrowed funds, unless the Placement Agents and the Escrow Agent are notified in writing by the Company in connection with the Closing that a portion of the escrowed funds shall be applied to the Placement Fee. The Company and the Investor agree to indemnify and hold the Escrow Agent harmless from and against any and all losses, costs, damages, expenses and claims (including, without limitation, court costs and reasonable attorneys fees) ("Losses") arising under this Section 3.3 or otherwise with respect to the funds held in escrow pursuant hereto or arising under the Escrow Agreement, unless it is finally determined that such Losses resulted directly from the willful misconduct or gross negligence of the Escrow Agent. Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for any special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

            Investor shall also furnish to the Placement Agents a completed W-9 form (or, in the case of an Investor who is not a United States citizen or resident, a W-8 form).

            Investor acknowledges that the Escrow Agent acts as counsel to the Placement Agents, and shall have the right to continue to represent the Placement Agents, in any action, proceeding, claim, litigation, dispute, arbitration or negotiation in connection with the Offering, and Investor hereby consents thereto and waives any objection to the continued representation of the Placement Agents by the Escrow Agent in connection therewith based upon the services of the Escrow Agent under the Escrow Agreement, without waiving any duty or obligation the Escrow Agent may have to any other person.

            (b)   Delivery Versus Payment through The Depository Trust Company.    If the Investor elects to settle the Shares purchased by such Investor by delivery versus payment through DTC, no later than one (1) business day after the execution of this Agreement by the Investor and the Company, the Investor shall confirm that the account or accounts at SG Cowen & Co., LLC to be credited with the Shares being purchased by the Investor have a minimum balance equal to the aggregate purchase price for the Shares being purchased by the Investor.

          3.4   Delivery of Shares.

            (a)   Delivery by Electronic Book-Entry at The Depository Trust Company.    If the Investor elects to settle the Shares purchased by such Investor through delivery by electronic book-entry at DTC, no later than one (1) business day after the execution of this Agreement by the Investor and the Company, the Investor shall direct the broker-dealer at which the account or accounts to be credited with the Shares being purchased by such Investor are maintained, which broker/dealer shall be a DTC participant, to set up a Deposit/Withdrawal at Custodian ("DWAC") instructing Mellon Investor Services LLC, the Company's United States co-transfer agent, to credit such account or accounts with the Shares by means of an electronic book-entry delivery. Such DWAC shall indicate the settlement date for the deposit of the Shares, which date shall be provided to the Investor by the Placement Agents. Simultaneously with the delivery to the Company by the Escrow Agent of the funds held in escrow pursuant to Section 3.3 above, the Company shall direct its transfer agent to credit the Investor's account or accounts with the Shares pursuant to the information contained in the DWAC.

            (b)   Delivery Versus Payment through The Depository Trust Company.    If the Investor elects to settle the Shares purchased by such Investor by delivery versus payment through DTC, no later than one (1) business day after the execution of this Agreement by the Investor and the Company, the Investor shall notify SG Cowen & Co., LLC of the account or accounts at SG Cowen & Co., LLC to be credited with the Shares being purchased by such Investor. On the Closing Date, the Company shall deliver the Shares to the Investor directly to the account(s) at SG Cowen & Co., LLC identified by Investor through DTC and simultaneously therewith payment shall be made from such account(s) by SG Cowen & Co., LLC to the Company.

        4.     Representations, Warranties and Covenants of the Investor.

          4.1   The Investor represents and warrants to, and covenants with, the Company that (a) the Investor is knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to, investments in shares presenting an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company and investments in comparable companies, and has requested, received, reviewed and considered all information it deemed relevant in making an informed decision to purchase the Shares, (b) the Investor has answered all questions on the Investor Questionnaire for use in preparation of the Prospectus Supplement and the answers thereto are true and correct as of the date hereof and will be true and correct as of the Closing Date and (c) the Investor, in connection with its decision to purchase the number of Shares set forth on the Signature Page, is relying only upon the Disclosure Package, the documents incorporated by reference therein and the representations and warranties of the Company contained herein.

          4.2   The Investor acknowledges and hereby agrees, to the Company's representation that no action has been or will be taken in any jurisdiction outside the United States and the Province of Ontario by the Company or any Placement Agent that would permit an offering of the Shares, or possession or distribution of offering materials in connection with the issue of the Shares in any jurisdiction outside the United States and the Province of Ontario where action for that purpose is required. Each Investor outside the United States and the Province of Ontario will comply with all applicable laws and regulations in each foreign jurisdiction in which it purchases, offers, sells or delivers Shares or has in its possession or distributes any offering material, in all cases at its own expense. The Placement Agents are not authorized to make and have not made any representation or use of any information in connection with the issue, placement, purchase and sale of the Shares, except as set forth or incorporated by reference in the U.S. Base Prospectus or the Prospectus Supplement.

          4.3   The Investor further represents and warrants to, and covenants with, the Company that (a) the Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, and (b) this Agreement constitutes a valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as the indemnification agreements of the Investors herein may be legally unenforceable.

          4.4   The Investor understands that nothing in this Agreement or any other materials presented to the Investor in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice. The Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of Shares.

          4.5   The Investor represents, warrants and agrees that, since the earlier to occur of (i) the date on which any of the Placement Agents first contacted the Investor about the Offering and (ii) the date that is the tenth (10th) trading day prior to the date of this Agreement, it has not engaged in any short selling of the Company's securities, or established or increased any "put equivalent position" as defined in Rule 16(a)-1(h) under the Securities Exchange Act of 1934 with respect to the Company's securities.

        5.     Survival of Representations, Warranties and Agreements.    Notwithstanding any investigation made by any party to this Agreement or by the Placement Agents, all covenants, agreements, representations and warranties made by the Company and the Investor herein will survive the execution of this Agreement, the delivery to the Investor of the Shares being purchased and the payment therefor.

        6.     Notices.    All notices, requests, consents and other communications hereunder will be in writing, will be mailed (a) if within the domestic United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile or (b) if delivered from outside the United States, by International Federal Express or facsimile, and will be deemed given (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed, and (iv) if delivered by facsimile, upon electric confirmation of receipt and will be delivered and addressed as follows:

      if to the Company, to:

        YM BioSciences Inc.
        Suite 400, Building 11
        5045 Orbitor Drive Mississauga, Ontario
        Canada L4W 4Y4
        Attention: Len Vernon, Director, Finance and Administration
        Facsimile: (905) 629-4959

      with copies to:

        Heenan Blaikie LLP
        Suite 2600, 200 Bay Street
        South Tower, Royal Bank Plaza
        Toronto, Ontario Canada M5J 2J4
        Attention: Sonia Yung
        Facsimile: (866) 285-9466

        and

        Dorsey & Whitney LLP
        777 Dunsmuir Street, Suite 1605
        Vancouver, B.C. Canada V7Y 1K4
        Attention: Daniel M. Miller, Esq.
        Facsimile: (604) 687-8504

            if to the Investor, at its address on the Signature Page hereto, or at such other address or addresses as may have been furnished to the Company in writing.

        7.     Changes.    This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Investor.

        8.     Headings.    The headings of the various sections of this Agreement have been inserted for convenience of reference only and will not be deemed to be part of this Agreement.

        9.     Severability.    In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

        10.   Governing Law.    This Agreement will be governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to the principles of conflicts of law that would require the application of the laws of any other jurisdiction.

        11.   Counterparts.    This Agreement may be executed in two or more counterparts, each of which will constitute an original, but all of which, when taken together, will constitute but one instrument, and will become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties. The Company and the Investor acknowledge and agree that the Company shall deliver its counterpart to the Investor along with the Prospectus Supplement.

        12.   Confirmation of Sale.    The Investor acknowledges and agrees that such Investor's receipt of the Company's counterpart to this Agreement, together with the Prospectus Supplement, shall constitute written confirmation of the Company's sale of Shares to such Investor.

        13.   Termination.    In the event that the Placement Agreement is terminated by the Placement Agents pursuant to the terms thereof, this Agreement shall terminate without any further action on the part of the parties hereto.

EXHIBIT A

YM BIOSCIENCES

INVESTOR QUESTIONNAIRE

        Pursuant to Section 3 of Annex I to the Agreement, please provide us with the following information:

1.	The exact name that your Shares are to be registered in. You may use a nominee name if appropriate:

2.	The relationship between the Investor and the registered holder listed in response to item 1 above:

3.	The mailing address of the registered holder listed in response to item 1 above:

4.	The Social Security Number or Tax Identification Number of the registered holder listed in the response to item 1 above:

5.	Name of DTC Participant (broker-dealer at which the account or accounts to be credited with the Shares are maintained):

6.	DTC Participant Number:

7.	Name of Account at DTC Participant being credited with the Shares:

8.	Account Number at DTC Participant being credited with the Shares:

This short form prospectus has been filed under legislation in Ontario that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about their securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

SHORT FORM BASE SHELF PROSPECTUS

New issue	February 3, 2006

YM BIOSCIENCES INC.
U.S.$75,000,000
Common Shares
Warrants
Units

        We may offer from time to time, during the 25 month period that this short form base shelf prospectus (including any amendments hereto) (the "prospectus") remains effective, up to U.S.$75,000,000 in aggregate of common shares (issued separately or upon exercise of warrants), warrants and units comprising any combination of the foregoing.

        The specific terms of any securities offered will be described in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer securities unless accompanied by a prospectus supplement.

        Our common shares are listed on the Toronto Stock Exchange (TSX) under the symbol "YM", on the American Stock Exchange (AMEX) under the symbol "YMI" and on the Alternative Investment Market of the London Stock Exchange (AIM) under the symbol "YMBA".

        Neither the United States Securities and Exchange Commission ("SEC") nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

        We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this prospectus, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of U.S. companies.

        Purchasing our securities may subject you to tax consequences both in the United States and Canada. This prospectus or any prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement fully.

        Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated or organized under the laws of Nova Scotia, Canada, a majority of our directors are not U.S. residents and a majority of our officers and certain of the experts named in this prospectus are residents of Canada and a substantial portion of our assets are located outside the United States.

        Our business and an investment in our securities involve significant risks. See "Risk Factors".

        No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

        As used in this prospectus, the terms "YM", the "Corporation", "we", "our" and "us" refer to YM BioSciences Inc. and, depending on the context, its consolidated subsidiaries, and the term "common shares" refers to our common shares.

EXCHANGE RATES

        The following table sets out certain exchange rates based upon the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The rates are set out as United States dollars per CDN$1.00 and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00.

	Years Ended June 30
				Three Months Ended September 30, 2005
	2003	2004	2005
Low	0.6264	0.7085	0.7489	0.8041
High	0.7492	0.7880	0.8493	0.8615
Average	0.6620	0.7441	0.8000	0.8324

        On February 2, 2006, the inverse of the noon buying rate quoted by the Federal Reserve Bank of New York for Canadian dollars was CDN$1.00 = U.S.$0.8747.

PRESENTATION OF FINANCIAL INFORMATION

        Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). For a description of the material differences between Canadian GAAP and accounting principles generally accepted in the United States (U.S. GAAP) as they relate to our financial statements, see note 12 to our audited consolidated financial statements incorporated by reference in this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

        We are incorporating by reference in this short form prospectus certain information contained in documents filed by us with securities regulatory authorities in Canada. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein.

        You may obtain copies of the documents incorporated by reference in this prospectus on request without charge from our Director, Finance and Administration at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4, Telephone: (905) 629-9761, as well as through the sources described below under "Additional Information".

        The following documents are specifically incorporated by reference in this prospectus:

  (a)
  our amended annual information form dated September 8, 2005;

  (b)
  our audited consolidated balance sheets as at June 30, 2005 and 2004 and our consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three year period ended June 30, 2005, including the notes thereto and the auditors' report thereon;

  (c)
  management's discussion and analysis of our financial condition and results of operations for the year ended June 30, 2005;

  (d)
  our unaudited comparative interim consolidated financial statements as at and for the three months ended September 30, 2005, including the notes thereto;

  (e)
  management's discussion and analysis of our financial condition and results of operations for the three months ended September 30, 2005;

  (f)
  supplemental information on Canadian and United States Generally Accepted Accounting Principles in respect of our unaudited comparative interim consolidated financial statements as at and for the three months ended September 30, 2005 and 2004; and

  (g)
  our management information circular dated September 20, 2005 in respect of the annual and special meeting of our shareholders held on November 17, 2005 (excluding information which, pursuant to National Instrument 44-101 Short Form Prospectus Distributions issued by the Canadian Securities Administrators, is not required to be incorporated by reference).

        All material change reports (excluding confidential material change reports) and unaudited interim consolidated financial statements of YM (and management's discussion and analysis relating thereto) filed by us with the securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus.

        When new documents of the type referred to in the paragraphs above are filed by us with, and where required accepted, by the securities regulatory authorities in Canada during the currency of this prospectus, such documents will be deemed to be incorporated by reference in this prospectus and the previous documents of the type referred to in the paragraphs above and all material change reports, unaudited interim consolidated financial statements (and management's discussion and analysis relating thereto) and certain prospectus supplements filed by us with the securities regulatory authorities in Canada before the commencement of our financial year in which the new documents are filed will no longer be deemed to be incorporated by reference in this prospectus.

        In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. In addition, we may incorporate by reference into this prospectus other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, (the "Exchange Act") if and to the extent expressly provided therein.

        A prospectus supplement containing the specific terms of any securities offered will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of securities covered by that prospectus supplement unless otherwise provided therein.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-10 of which the prospectus forms a part. This prospectus does not contain all the information set out in the registration statement. For further information about us and the securities, please refer to the registration statement, including the exhibits to the registration statement.

        We are subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance therewith, we file reports and other information with the SEC and with the securities regulatory authorities of certain of the provinces of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, we generally may prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

        The reports and other information filed by us with the SEC may be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that we file electronically with it, including the registration statement that we have filed with respect hereto.

        Copies of reports, statements and other information that we file with the Canadian provincial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym, "SEDAR". Reports and other information about us are also available for inspection at the offices of the TSX.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a corporation existing under the laws of Nova Scotia, Canada. Most of our directors and officers, and certain of the experts named in this prospectus are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Heenan Blaikie LLP, that a judgment of a United States court is enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the United States judgment such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive; (c) the defendant was properly served with process from the United States court; and (d) the United States substantive or procedural law that led to the judgement is not contrary to Canadian policy. We are advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada.

        We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed DL Services Inc. as our agent.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Statements contained in this short form prospectus that are not based on historical fact, including without limitation statements containing the words "believes," "may," "likely," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for research, operations and marketing and other risks detailed elsewhere in this short form prospectus and in the documents incorporated by reference herein. These forward-looking statements are based on our beliefs and expectations on the date the statements are made, and subject to the requirements of applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this short form prospectus might not occur and you should not place undue reliance on forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

  •
  the risk of our inability to profitably commercialize our products

  •
  the extent of any future losses

  •
  the risk of our inability to establish or manage manufacturing, development or marketing collaborations

  •
  the risk of delay of regulatory approvals and, ultimately, product launches

  •
  dependence on third parties for successful commercialization of our products

  •
  insufficient quota of active ingredient supply to complete clinical trials or to meet commercial demand

  •
  the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses

  •
  the uncertainty of recovery of advances to joint venture subsidiaries

  •
  other factors discussed under "Risk Factors".

YM BIOSCIENCES INC.

  OUR BUSINESS

        We are a biopharmaceutical company engaged in the development of drugs and other products primarily for the treatment of cancer. We in-license substances designed for use by cancer patients in anti-cancer therapy in order to advance them along the regulatory and clinical pathways toward commercial approval.

        Our head office and principal place of business is Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4. Our registered office is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

        In 1995, we secured our first drug licenses and our initial financing. We initially licensed a range of drug products at various stages of assessment and development, including certain of the Corporation's current anti-cancer products. In 1998, we determined to concentrate on anti-cancer products. We have used funds raised in our initial financing and subsequent financings in 1997, 1999, 2000, 2002, 2003 and 2004 to advance certain of our licensed drug products through clinical trials in Canada, the United States and Europe, and to expand our portfolio of anti-cancer products by licensing additional drug and cancer-related products in later stages of development.

  OUR PRODUCTS

        We have four product candidates currently in the clinical stage of development:

        o TESMILIFENE is a small molecule chemopotentiator that has been clinically demonstrated to augment the anti-tumor activity of the cytotoxic drug families of anthracyclines and taxanes and preclinically of other families of chemotherapy. We received a positive Special Protocol Assessment from the United States Food and Drug Administration (the "FDA") for a pivotal, 700-patient Phase III trial comparing the combination of tesmilifene together with a standard-of-care anthracycline chemotherapy to the anthracycline chemotherapy alone. Recruitment for that trial was completed in September 2005. In a previous Phase III trial, Tesmilifene was used in combination with doxorubicin and demonstrated a greater than 50% increase in survival in women with metastatic and recurrent breast cancer compared with the patients treated with doxorubicin alone.

        o NIMOTUZUMAB (previously known as TheraCIM hR3), a humanized monoclonal antibody, targeting the protein known as Epidermal Growth Factor Receptor ("EGFr"), is designed to treat epithelial cancers and to be administered prior to, simultaneously with, or subsequent to, chemotherapy and radiotherapy. In various Phase II trials, the drug has significantly improved the reported complete response rate to radiation in head-and-neck tumors and demonstrated clinical benefit in adult and pediatric glioma. The drug has been approved for sale in the People's Republic of China for nasopharangeal cancer and for head and neck cancer in Argentina and Columbia. Our rights to nimotuzumab have been sub-licensed to Oncoscience AG of Germany ("Oncoscience") for our European territory, to Kuhnil Pharmaceutical Company for our Korean territory and to Innogene Kalbiotech Ltd. of Singapore for certain Pacific-rim countries (excluding Japan) and certain African countries.

        o AeroLEF™, a proprietary formulation of both free and liposome-encapsulated fentanyl administered by pulmonary inhalation, is being developed for the treatment of severe and moderate acute pain and cancer pain. AeroLEF™ has been developed to provide both rapid onset and extended relief while recognizing the need for interpersonal variability as well as inter-episode variability in the amount of drug needed. Health Canada cleared for initiation a randomized, 120-patient Phase III trial in the fourth quarter of 2005.

        o NORELIN™ is a therapeutic vaccine designed to stimulate in patients production of antibodies against GnRH, resulting in reduced production of hormones that may cause or contribute to the growth of certain sex-hormone dependent cancers. It has completed a Phase I/II safety and immunogenicity trial in hormone-sensitive prostate cancer suggesting that the approach may be better tolerated than currently available therapies.

        We also have interests in products at the pre-clinical stage of development including a portfolio of small molecule oncology compounds (propargylamines), a TGFa Cancer Vaccine and a HER-1 Cancer Vaccine. The propargylamines have demonstrated in-vivo biological activity, a favourable profile in pre-clincial toxicology studies and enhancement of the effectiveness of cytotoxic agents in drug-resistant cells with cytoprotection of normal cells. We intend to advance these products into clinical trials. We voluntarily suspended our license for the TGFa Cancer Vaccine and HER-1 Cancer Vaccine in order to permit the licensor to directly relicense the two vaccines to a wholly-owned subsidiary of CancerVax Corporation in the United States. In connection with an out-licensing agreement by the licensor to CancerVax, CancerVax has announced that it has received a license from the Office of Foreign Asset Control of the United States Department of Treasury authorizing Tarcanta Inc. and Tarcanta, Ltd. (collectively, "Tarcanta"), two wholly- owned subsidiaries of CancerVax, to enter into the transactions with CIMAB SA ("CIMAB") and our corporation.

RISK FACTORS

        An investment in our securities is speculative and involves a high degree of risk. Prospective investors should carefully consider, together with other matters referred to in this prospectus, the following risk factors. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

RISKS RELATED TO OUR BUSINESS

We are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

        Since our incorporation in 1994, none of our products, licensed or owned, have received regulatory approval for sale in any jurisdiction. Accordingly, we have not generated any revenues from the commercialization of our products. A significant commitment of resources to conduct clinical trials and for additional product development will be required to commercialize most of the products. There can be no assurance that our products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by us in the commercialization of the products will be recovered through sales, license fees or related royalties.

We have a lack of revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.

        Up to June 30, 2005, we recognized as revenue approximately $748,020 from the commercialization of our licensed products, TGFa and HER-1 from Tarcanta, and tesmilifene from Shin Poong Pharmaceutical Company of Seoul, Korea. As at June 30, 2005, we have an accumulated deficit of $60,751,894. We expect expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as any sales, license fees and royalty payments may generate sufficient revenues to fund our continuing operations. There can be no assurances that the revenues from the commercialization of our products will be sufficient to offset increases in expenditures and the accumulated deficit and therefore there can be no assurance of when or if we will become profitable.

We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

        We do not conduct any basic research of our own. Basic research on a particular drug product is conducted by biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Once the basic research is complete, we enter into license agreements to in-license the right to develop and market the products. We have negotiated certain in-licensing agreements with the University of Manitoba, CancerCare Manitoba, Vincent Research and Consulting, CIMAB, Biostar Inc., and the Veterinary Infectious Disease Organization (a division of the University of Saskatchewan). In addition, AeroLEF™ technology was developed at Dalhousie University.

        We enter into arrangements with and are dependent on others with respect to the manufacture, development and sale of our in-licensed products. Product development includes, but is not limited to, pre-clinical testing, clinical testing, regulatory approvals and the development of additional regulatory and marketing information. Our ability to successfully develop and commercialize our in-licensed products is dependent on our ability to make arrangements with others on commercially acceptable terms. The product development process may be delayed or terminated if we cannot secure or maintain such arrangements on terms acceptable to us or at all. We do not have long-term material third party manufacture, formulation or supply agreements, except with respect to one of our licensed products, nimotuzumab, which is expected to be manufactured in small quantities for testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB. However, we have entered into an agreement with Pharm-Olam International, Ltd. in connection with clinical testing and product development of tesmilifene.

        We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so. At this time, we have entered into two out-licensing agreements.

        We entered into the first out-licensing agreement through our subsidiary, CIMYM Inc., an Ontario corporation ("CIMYM"). On November 12, 2003, CIMYM out-licensed the rights for nimotuzumab in most of Europe to Oncoscience. Under the terms of the agreement, CIMYM is entitled to receive up to U.S.$30 million as a share of any amounts received by Oncoscience in relation to the development or sublicensing of the product and as a royalty on initial net sales. Once CIMYM has received U.S.$30 million, CIMYM will continue to receive royalties on net sales of nimotuzumab but at a lesser percentage.

        YM and CIMYM (Barbados) entered into the second out-licensing agreement with Tarcanta and CIMAB relating to the licensing of TGFa and HER-1 to Tarcanta from CIMAB. CancerVax has announced that it has received a license from the United States Department of Treasury authorizing Tarcanta to enter into the transactions with CIMAB and us. On July 13, 2004, the Corporation, CIMYM (Barbados), CIMAB and Tarcanta entered into a License, Development, Manufacturing and Supply Agreement. Under the terms of this agreement, the 2001 CIMYM License has been suspended until such time, if at all, that there is a default under the agreement with Tarcanta. Under the terms of the new agreement and in consideration for the suspension of the 2001 CIMYM License, we were entitled to receive an aggregate payment of $1,000,000 payable in four equal instalments, with the final payment being made on December 31, 2005. In addition, under the new agreement we may receive 35% of an aggregate of $16,350,000 in milestone payments to be paid by Tarcanta upon the successful completion of certain research and development activities. We have no continuing involvement in these research and development activities and have no future obligations under the development plan established by the out-licensing arrangement between CIMAB and Tarcanta. Finally, we retain an interest in the revenues from the manufacture, marketing and sub-licensing of the drugs.

        There can be no assurance that we will be successful in maintaining our relationships with research institutions or others or in negotiating additional in-licensing or out-licensing agreements on terms acceptable to us or at all, or that any such arrangements will be successful. In addition, there can be no assurance that other parties will not enter into arrangements with such entities for the development or commercialization of similar products or that the parties with whom we have made such arrangements will not pursue alternative technologies or develop products on their own or in collaboration with others, including our competitors. If we do not establish sufficient in-licensing and out-licensing arrangements, we may encounter delays in product introductions or may find that the development, manufacture or sale of our licensed products could be materially adversely affected.

We have no experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

        We have not commercially launched any of our licensed or owned products and have no commercial manufacturing experience. To be successful, the products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We do not have and do not intend to acquire facilities for the production of our products although we may invest in the ownership of production facilities if appropriate opportunities are available.

        Nimotuzumab is expected to be manufactured in small quantities for testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for commercial scale quantities in a commercially reasonable manner.

        Tesmilifene and Norelin™ (which are licensed by us) and AeroLEF™ (which is owned by us) are currently manufactured, finished and filled in small quantities for testing by third parties. The manufacturing processes for these drugs are such that we expect that commercial quantities of these drugs can be manufactured. If current suppliers cannot manufacture commercial quantities or we otherwise experience a problem with current suppliers, it will be necessary for us to obtain these drugs from new suppliers. We do not have supply agreements with the third party suppliers of tesmilifene, Norelin™ or AeroLEF™, but such suppliers have produced quantities for us, or in the case of AeroLEF™ for DELEX Therapeutics Inc. ("DELEX"), to specification on purchase order. We expect that we could find new suppliers for these drugs, if necessary. There can be no assurance, however, that we or our licensor will be able to reach satisfactory arrangements with our current suppliers or, if necessary, new suppliers or that such arrangements will be successful.

        All manufacturing facilities must comply with applicable regulations in their jurisdiction or where products are to be sold. In addition, production of the licensed and owned products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our licensed and owned products.

We are dependent on devices from third parties in order to successfully commercialize AeroLEF™.

        Third-party devices will be an important element for successful commercialization of AeroLEF™ in both the inpatient and outpatient settings.

        We have selected the AeroEclipse(R) inhalation device for our Phase II clinical studies for the inpatient indications for AeroLEF™ and anticipate using the AeroEclipse(R) for our planned Phase III clinical studies for the inpatient market opportunity. Material changes to the AeroEclipse(R) device by the manufacturer or a decision to switch to an alternative inhalation device would likely delay the initiation of Phase III clinical trials. Switching after the initiation of Phase III studies, however, would require additional clinical trials and would significantly delay the commercialization of AeroLEF™. Currently DELEX purchases the AeroEclipse(R) and it does not have a defined supply agreement.

        While inpatient use of AeroLEF™, in the hospital or hospice setting, is easily accomplished with existing equipment such as the AeroEclipse(R), outpatient use will require a portable nebulization device. Several devices currently exist and are available for use with approved respiratory agents (bronchodilators, antibiotics, steroids). We have an active development program to evaluate and identify the best devices for use with AeroLEF™ and other pipeline products. Although we would prefer to access these devices on arms-length basis from the manufacturer, we will explore the benefits of a strategic partnership that could provide for custom adaptations to optimize product delivery, lower prices or other benefits.

The Drug Enforcement Administration limits the availability of the active ingredients in certain of our current drug candidates and, as a result, our quota may not be sufficient to complete clinical trials, or to meet commercial demand or may result in clinical delays.

        The Drug Enforcement Administration ("DEA") regulates chemical compounds as Schedule I, II, III, IV and V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Certain active ingredients in AeroLEF™, such as fentanyl are listed by the DEA as Schedule II under the Controlled Substances Act of 1970. Consequently, their manufacture, research, shipment, storage, sale and use are subject to a high degree of oversight and regulation. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist and may not be refilled without a new prescription. Further, the amount of Schedule II substances we can obtain for clinical trials and commercial distribution is limited by the DEA and our quota may not be sufficient to complete clinical trials or meet commercial demand. There is a risk that DEA regulations may interfere with the supply of the drugs used in our clinical trials, and, in the future, our ability to produce and distribute our products in the volume needed to meet commercial demand.

We are dependent on licenses from third parties and the maintenance of licenses is necessary for our success.

        We have obtained our rights to the licensed products under license agreements from various third party licensors as follows:

  (a)
  License Agreement between CIMYM and CIMAB dated January 24, 2001 with respect to TGFa and HER-1, which agreement has been suspended in accordance with the terms of the Tarcanta out-licensing;

  (b)
  License Agreement between our corporation, the University of Manitoba and The Manitoba Cancer Treatment and Research Foundation, carrying on its undertaking as CancerCare Manitoba, dated November 2, 2000 with respect to tesmilifene;

  (c)
  License Agreement between our Corporation and Biostar Inc. dated October 11, 2000 with respect to Norelin™; and

  (d)
  License Agreement between our Corporation and CIMAB dated May 3, 1995 with respect to nimotuzumab.

        As we own AeroLEF™, we do not have to license it.

        We depend upon the license rights to the licensed products and commercialization of the licensed products. While we believe we are in compliance with our obligations under the licenses, certain licenses may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that the licenses are enforceable or will not be terminated or converted. The termination or conversion of the licenses or our inability to enforce our rights under the licenses would have a material adverse effect on our business as we would not have the rights to the products that we are developing. To the extent that management considers a particular license to be material to our undertaking, we have entered into a signed license agreement for that license. Terms of certain remaining licenses are to be determined at a later date. The in-license agreements to which we are currently a party require us to maintain and defend the patent rights that we in-license against third parties.

        Although our current licenses are governed by the laws of Ontario, the enforcement of certain of them may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the United States and the Republic of Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In international venture undertakings it is standard practice to attorn to a neutral jurisdiction to seek remedy for unresolved commercial disputes. These arrangements are usually negotiated as part of the original business agreement. In the case of the license agreements with us, the parties have agreed that the law governing the agreements is Ontario law and the parties will attorn to the courts of Ontario or the Federal court of Canada to resolve any dispute regarding the agreements.

        One of our products is licensed from Cuba, a developing country. As is the case in many developing countries, the commercial legal environment in Cuba is in a formative stage and may be subject to greater political risk. It is possible that we may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent as we would be able to do so in a country with a more developed commercial and legal system. Termination of our license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on our ability to continue development of our licensed products.

        We have a number of license agreements with CIMAB. CIMAB is an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. It is akin to a "crown corporation" in Canada. CIMAB's management is purportedly both autonomous and responsible for the success of their business decisions. Despite the fact that CIMAB's management is purportedly both autonomous and responsible for business decisions and that the license agreements with us declare Ontario law as the governing law, because of the fact that CIMAB is a state-owned entity, we will not be able to force CIMAB to comply with any judgment if CIMAB or the Government of Cuba refuses to comply.

We have advanced funds to our joint venture subsidiaries which we are only entitled to recover when the joint venture's net income exceeds the amount of cumulative advances.

        YM and CIMAB entered into a funding agreement with CIMYM in November 1995 (the "Funding Agreement") in connection with the 1995 CIMYM License. The Funding Agreement provides that we will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, we make the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

        CIMYM (Barbados) was incorporated in Barbados in May 1996 to market the licensed products under the 1995 CIMYM License outside of Canada. YM provides funding to CIMYM (Barbados) under similar terms and conditions as funding provided to CIMYM, except that CIMYM has a payable outstanding for the amounts advanced by us to CIMYM, while CIMYM (Barbados) has issued redeemable preferred shares to us for the amounts advanced to CIMYM (Barbados).

        We are entitled to be reimbursed for all funds we provide pursuant to the Funding Agreement out of revenue generated from the exploitation of the 1995 CIMYM License, subject to the successful development of the licensed products and adequate generation of revenue. There can be no assurance, however, that we will be able to recover the advances, as we are not entitled to recover such advances unless and until the joint venture's net income exceeds the amount of the cumulative advances.

        As at June 30, 2005, we have advanced $32.5 million to CIMYM and CIMYM (Barbados), collectively. Accordingly, we have set up a reserve in full against the other joint venture partners' share of the advances. All advances have been expensed and, therefore, any reimbursement of such advances would be considered to be income by us.

We are reliant on licensors for research on new products.

        We do not conduct our own basic research with respect to the identification of new products. Instead, we rely upon research and development work conducted by others as a primary source for new products. While we expect that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by us, there can be no assurance that this will occur.

We conduct our business internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

        We have conducted clinical trials in more than 20 countries including Canada, the United Kingdom, India, Russia and the United States and intend to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada's, will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that we will be able to enforce our licenses in foreign jurisdictions. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into a particular country to meet our obligations under in-licensing agreements, and to flow funds which we may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements out of a particular country In addition, the value of our licenses will depend upon the absence of punitive or prohibitive legislation in respect of biological materials.

We also conduct our business internationally in that we currently license products and technologies from sources in Canada and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

        We have licensed nimotuzumab from CIM, an academic institute in Cuba. The United States has maintained an embargo against Cuba, administered by the United States Department of Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Cuban Liberty and Democratic Solidarity Act (the "Helms-Burton Bill"). The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any U.S. persons unless such persons obtain specific licenses from the United States Department of Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Bill will not be enforced in Canada. The U.S. embargo could have the effect of limiting our access to U.S. capital, U.S. financing, U.S. customers and U.S. suppliers. In particular, our products licensed from Cuban sources, noted above, are likely to be prohibited from sale in the United States unless the United States Department of Treasury issues a license or the embargo is lifted.

        Our licensed rights to the TGFa Vaccine and the HER-1 Vaccine are suspended under the terms of the out-licensing agreement between us, CIMYM (Barbados), CIMAB and Tarcanta relating to the licensing of TGFa and HER-1 by Tarcanta from CIMAB. In connection with the out-licensing agreement, CancerVax has announced that it has received a license from the United States Department of Treasury authorizing Tarcanta to enter into the transactions with CIMAB and us.

        The Helms-Burton Bill authorizes private lawsuits for damages against anyone who "traffics" in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. We do not own any real property in Cuba and, to the best of our knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors from where the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. However, there can be no assurance that this is correct.

RISKS RELATED TO OUR FINANCIAL RESULTS AND NEED FOR FINANCING

We may be a "passive foreign investment company" which could result in adverse U.S. tax consequences for U.S. investors.

        We may be deemed to be a "passive foreign investment company" ("PFIC"). A PFIC is a non-U.S. corporation that meets an income test and/or an asset test. The income test is met if 75% or more of a our gross income is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year. The asset test is met if at least 50% of the average value of our assets produce, or are held for the production of, passive income. Based on our current income, assets and activities, we may be a PFIC. As a result, a U.S. holder of our common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the U.S. holder's common shares or upon the receipt of "excess distributions".

We may not be able to obtain necessary funding from sales or license fees or royalties and, as a result, may need to try to obtain future capital through the public market or private financing which may not be available on acceptable terms or at all.

        We may require additional funding for the commercialization of our products, licensed and owned, and if new products are licensed or acquired and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. Our business strategy is to in-license rights to promising drug products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally to out-license rights to manufacture and/or market resulting drug products to other pharmaceutical firms in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and our dependence on others for the manufacture, development and sale of our in-licensed products, we do not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty. As at June 30, 2005 we had cash and short-term deposits totalling $30,568,845 and payables of $3,825,615.

        We assess our additional funding needs on a project-by-project basis from time-to-time. To the extent that we are unable to fund our expenditures from sales, license fees and royalties, it may be necessary to reconsider whether to continue existing projects or enter into new projects, or it may be necessary to access either the public markets or private financings whenever conditions permit. In addition, we have no established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements on satisfactory terms or at all. Such financing, if required and completed, may have a dilutive effect on the holders of our common shares. There is no assurance that such financing will be available if required, or that it will be available on favorable terms.

Our operating results and stock price may fluctuate significantly.

        The trading price of our common shares, as with many emerging biopharmaceutical companies, is likely to be highly volatile. Factors such as the efficacy of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, our common shares highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the United States or other territories.

There is no assurance that an active trading market in our common shares will be established and, sustained.

        Our common shares are listed for trading on the TSX, AMEX and AIM. However, there can be no assurance that an active trading market in our common shares on these stock exchanges will develop or be sustained.

RISKS RELATED TO OUR INDUSTRY

If our pre-clinical and clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.

        Each of our products, licensed or owned, must be subjected to additional pre-clinical and/or clinical testing in order to demonstrate the safety and efficacy of our products in humans. Our ability to commercialize our products will depend on the success of currently ongoing pre-clinical and clinical trials and subsequent pre-clinical and clinical trials that have not yet begun.

        We are not able to predict the results of pre-clinical and clinical testing of our drug products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans. In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of our products will yield satisfactory results that will enable us to progress toward commercialization of such products. Unsatisfactory results may have a material adverse effect on our business, financial condition or results of operations as it could result in us having to reduce or abandon future testing or commercialization of particular drug products.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

        Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we have. Our future success depends in part on our ability to maintain a competitive position, including our ability to further progress our products, licensed or owned, through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than we are able to commercialize our products or they may succeed in developing products that are more effective than our products. We consider our main competitors to be: Genentech, Inc. Genentech, Lorus Therapeutics Inc., ISIS Pharmaceuticals and Eli Lilly and Company with respect to tesmilifene; Aphton Corporation ("Aphton"), TAP Pharmaceuticals and AstraZeneca PLC with respect to Norelin™; and Abgenix Inc., Amgen Inc., Genmab A/S, ImClone Systems Inc. ("ImClone"), Bristol-Myers Squibb Company, Merck KGaA, OSI Pharmaceuticals, Inc., F.Hoffmann-LaRoche Ltd., Genentech, Inc. ("Genentech") and AstraZeneca with respect to nimotuzumab. The main competitors for the AeroLEF™ product are Cephalon, Inc., Endo Pharmaceuticals Holdings Inc., LAB International Inc., Alexza Molecular Delivery Corporation, Aradigm Corporation, Barr Pharmaceuticals, Inc., CeNeS Pharmaceuticals plc and Alza Corporation.

        Our success depends in part on developing and maintaining a competitive position in the development and commercialization of our products, licensed or owned, and technological capabilities in our areas of expertise. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render our products non-competitive or that we or our licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective or less costly than our products. In addition, other forms of medical treatment may offer competition to the products. The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future pre-clinical and clinical trials of our products, including our ability to obtain the necessary regulatory approvals for the conduct of such trials.

We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

        Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other markets, including the United States, is a long and costly process that is controlled by that particular country's national regulatory agency. The national regulatory agency in Canada is Health Canada, and in the United States it is the United States Health and Human Services Food and Drug Administration ("FDA"). Other national regulatory agencies have similar regulatory approval processes, but each is slightly different. Approval in either Canada or the United States does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

        Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to good manufacturing practices during production and storage, and control of marketing activities, including advertising and labelling.

        None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. To date we have obtained various regulatory approvals to develop and test our products. Currently we are conducting an international Phase III trial of tesmilifene in metastatic and recurrent breast cancer in 700 patients. We have received regulatory approvals for the tesmilifene study in several countries, including Canada and the United States. In addition, nimotuzumab has been approved for testing in Canada and Europe, has been designated an orphan drug in Europe and has been approved by the FDA in the United States. Finally, DELEX has conducted Phase I and II trials in Canada of AeroLEF™.

        Nimotuzumab, which is being developed in Canada and Europe, is also being separately developed or tested in Cuba. Cuba is among several nations which have been identified by the U.S. Department of State as being a state sponsoring terrorism and as such the U.S. Government has put in place certain anti-terrorism controls against Cuba. Although as of the date of this filing such anti-terrorism controls have not had any adverse affect on our operations, because of the anti-terrorism controls and the Helms-Burton Bill there is no assurance that the Corporation will be able to successfully complete clinical testing in the United States and obtain final regulatory approval in order to successfully commercialize our Cuban sourced products in that jurisdiction. There can be no assurance that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining final regulatory approval to market the licensed products is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect our ability to develop the product and delay commercialization of the product. Further, there can be no assurance that our licensed products will prove to be safe and effective in clinical trials under the standards of the regulations in our territories or receive applicable regulatory approvals from applicable regulatory bodies.

Changes in government regulations although beyond our control could have an adverse effect on our business.

        We have, or have had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Canada, Cuba, Italy, the United States and the United Kingdom and numerous other countries and depends upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond our control and may adversely affect our business.

        Our business may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond our control and the effect of any such changes cannot be predicted.

        These factors could have a material adverse effect on our ability to further develop our licensed products.

RISKS RELATED TO INTELLECTUAL PROPERTY AND LITIGATION

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

        Our success will depend, in part, on our ability and our licensors' ability to obtain patents, maintain trade secrets protection, and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. Certain licensors and the institutions that they represent, and in certain cases, us on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, important legal principles are largely unresolved. There can be no assurance that the patent applications made in respect of the licensed products will result in the issuance of patents, that the term of a patent will be extendable after it expires in due course, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or us will provide us with any competitive advantages, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent or successfully challenge the patents obtained in respect of the licensed products. The cost of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products, or, if patents are issued, design around the patent for the product. There can be no assurance that our processes or products or those of our licensors do not or will not infringe upon the patents of third parties, or that the scope of our patents or those of our licensors will successfully prevent third parties from developing similar and competitive products.

        Much of our know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. To help protect our intellectual property rights and proprietary technology, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

        We maintain patents in connection with tesmilifene, Norelin™, nimotuzumab and AeroLEF™. The following is a description of our key current and pending patents in connection with these drug products.

                TESMILIFENE

        We are the exclusive licensee to patents and patent applications from the University of Manitoba for tesmilifene. Patents that claim the use of tesmilifene in combination with chemotherapeutic agents have issued in the United States, Europe, Japan, Canada and Australia. U.S. patent 5,859,065 broadly claims the use of tesmilifene and structurally related analogs in combination with any chemotherapeutic for the treatment of any cancer. Although the twenty-year term of this patent expires in December 2010, we plan to take full advantage of patent terms extensions of up to five additional years granted under the Patent Term Restoration Act in the United States. Other issued patents U.S. 6,284,799 and U.S. 5,747,543 expire in 2014 and 2015 respectively.

        In addition to these granted patents, we are also exclusively licensed to patent applications relevant to the current clinical development program. Patent applications, based upon WO 03/039526 and WO 03/037318, have been nationalized not only in the United States, Western Europe, and Japan but also in emerging markets, including China, India, Asia, and Eastern Europe. These international patent applications claim the use of tesmilifene in patient subpopulations that benefit from the chemopotentiating and cytoprotective properties of the drug. Patents resulting from these patent filings will expire in November 2022.

        In addition to patent protection, we intend to rely upon the available term of data exclusivity in the U.S. and other countries for NCE. Furthermore, full advantage will be taken of the Orange Book provisions in the United States and equivalent provision in Canada and other countries, as a means for delaying generic competition.

                NORELIN™

        We have a license to human therapeutic applications of this GnRH vaccine based on a leukotoxin-derived but non-leukotoxic carrier protein, to which multimeric units of GnRH are coupled at each flank. By eliciting an antibody response to GnRH, Norelin™ is designed to block GnRH from reaching its receptors in the pituitary gland.

        The Norelin™ patent estate is extensive, and includes four key U.S. patents covering various aspects of Norelin™ as a composition of matter, the carrier component of the Norelin™ vaccine, as well as production of Norelin™ as a recombinant product. A key U.S. patent is U.S. 5,837,268, which covers the particular Norelin™ sequence, its formulation as a vaccine, and its end-use, and subject to any term restoration, will expire in 2012. Other key U.S. patents are U.S. 5,422,110; U.S. 5,708,155; and U.S. 5,837,268. All of the key patents are owned by the University of Saskatchewan and licensed to us, through Biostar.

        In addition, we have more recently applied for our own patents covering the Norelin™ formulation and dosing regimen that is the subject of current clinical trials. Patents resulting from these applications will not expire until 2024.

        We are aware of U.S. patent #6,303,123 owned by Aphton relating to the use of GnRH immunogenic conjugates to treat GnRH-dependent diseases, including prostatic hypertrophy, and we are developing a strategy for addressing this patent should it prove relevant to our commercial activities with Norelin™.

        There can be no assurance that litigation or other proceedings will not be commenced seeking to challenge patent protection or patent applications of our licensors, or that any such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of patents related to our licensed drug products may be significant. In addition, it is possible that others may claim rights in our licensed drug products, patents or patent applications. These other persons could bring legal actions against us, our licensors or our customers or licensees claiming damages and seeking to enjoin them from using, manufacturing and marketing the affected products or processes. If any such action were successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to develop, use, license or market the affected product or process. There can be no assurance that we would prevail in any such action or that any required license would be made available or, if available, would be available on acceptable terms.

                NIMOTUZUMAB

        CIMYM is the exclusive licensee for particular territories including the United States under a patent estate that includes composition of matter coverage for nimotuzumab, and further includes coverage for nimotuzumab-based formulations and end-uses in the treatment of EGFR-dependent cancers. The composition of matter patents are granted in the United States, in Europe, are allowable in Japan, and are pending in Canada.

        CIMYM's key U.S. patent, U.S. 5,891,996 expires in November 2015, and term extensions of up to five years may be available under the Patent Term Restoration Act. The same term and extension apply also to the key European patent, EP #712863.

        We are aware of U.S. patent #5,770,195 a patent granted to Genentech, for the anti-cancer use of EGFr MAbs in combination with a cytotoxic agent. We are also aware of U.S. patents granted to others in this field. In April 2001 Rorer International (Overseas) ("Rorer") was issued the U.S. #6,217,866 which includes claims to any antibody targeting the EGFr administered with any anti-neoplastic agent. A counterpart patent has been granted in Europe. We have filed an opposition to the grant of the European patent. We believe that the Rorer patents are licensed to ImClone. In addition, we are aware of a separate series of national patent applications filed by ImClone, and represented by EP1080113, claiming the anti-cancer use of radiation in combination with any inhibitor of any receptor tyrosine kinase that is involved in the genesis of tumors. ImClone is also reported to have filed a PCT application covering the use of EGFr MAbs to treat patients having tumors that do not respond to treatment with conventional therapies. We are also challenging ImClone's claims in respect of the radiation-related patent applications by having filed additional prior art at the relevant national patent offices. The outcome of these challenges cannot be predicted, and there can be no assurance that we will succeed in challenging the validity or scope of patent claims by ImClone or any other patent applicant.

        The manufacturing of nimotuzumab may fall within the scope of process patents owned by Protein Design Labs Inc., Genentech, and the Medical Research Council of the United Kingdom. We are aware that some of these process patents are currently being challenged by companies other than us. In the event any of the applicable process patents are upheld, we believe we will be able to obtain licenses under such patents on commercially reasonable terms, though there can be no assurance of this.

        There may also be risks related to nimotuzumab and our other licenses for drug products originating from Cuba, namely TGFa Vaccine and HER-1 Cancer Vaccine. Cuba is a socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State. The material license agreements for our Cuban sourced products are as follows:

  (a)
  License Agreement between CIMYM and CIMAB, January 24, 2001 with respect to TGFa and HER-1, which agreement has been suspended in accordance with the terms of the Tarcanta out-licensing; and

  (b)
  License Agreement between our Corporation and CIMAB, dated May 3, 1995 with respect to nimotuzumab.

                AEROLEF™

        The AeroLEF™ product is described in four patent families. DELEX owns key patents, expiring in 2014, claiming a method of administering systemic analgesia by inhaling free and liposome-encapsulated opiod analgesic. North American coverage includes a reissued U.S. patent and a Canadian patent. DELEX owns two U.S. applications with counterpart PCT applications, expiring in 2024, claiming the formulation for use in a method comprised of continuously inhaling the formulation to deposit at least one rapid-onset opiod and one sustained-effect opiod in the lungs. A pending PCT application entitled "Stable Compositions" claims the liposomal composition and other physical characteristics.

        We are aware of U.S. patents owned by Phares Pharmaceutical Research NV related to liposome compositions. These patents expire in 2008 and are not expected to adversely affect our commercial activities.

Our potential involvement in intellectual property litigation could negatively affect our business.

        Our future success and competitive position depend in part upon our ability to maintain our intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to us will not be challenged. Our ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. In addition, enforcement of our patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, our involvement in intellectual property litigation could have a material adverse effect on our ability to out-license any products that are the subject of such litigation. In addition, our involvement in intellectual property litigation could result in significant expense, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor.

Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

        Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain clinical trial liability insurance with an ultimate net loss value of up to $5 million per claim and a policy aggregate of $10 million. We currently have no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on our business by preventing or inhibiting the commercialization of our products, licensed and owned, if a product is withdrawn or a product liability claim is brought against us.

RISKS RELATED TO BEING A CANADIAN ENTITY

We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, United States.

        The material differences between the Nova Scotia Companies Act (the "NSCA") as compared to the Delaware General Corporation Law ("DGCL") which may be of most interest to shareholders include the following: (i) for material corporate transactions (such as amalgamations, other extraordinary corporate transactions, amendments to the memorandum of association and amendments to the articles of association) the NSCA generally requires three-quarter majority vote by shareholders which in most instances requires a confirmatory resolution by a majority of the shareholders (and, in addition, especially where the holders of a class of shares is being affected differently from others, approval will be required by holders of two-thirds of the shares of such class voting in a meeting called for the purpose), whereas DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (ii) quorum for shareholders meetings is not prescribed under the NSCA and is only 5% under our articles of association, whereas under DGCL, quorum requires the holders of a majority of the shares entitled to vote to be present; and (iii) our articles of association require a special resolution and the Corporations Miscellaneous Provisions Act (Nova Scotia) requires three-quarters of all shareholders entitled to vote to pass a resolution for one or more directors to be removed, whereas DGCL only requires the affirmative vote of a majority of the shareholders.

USE OF PROCEEDS

        Unless otherwise specified in a prospectus supplement, the net proceeds that we receive from the issue of our securities will be used for working capital and general corporate purposes.

DESCRIPTION OF SHARE CAPITAL, COMMON SHARES AND RELATED INFORMATION

Authorized Capital

        Our authorized share capital consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value. As at February 2, 2006, there were 41,576,014 common shares, no Class A non-voting common shares and no Class A or Class B preferred shares outstanding.

        The following is a summary of the material provisions attached to the common shares, the Class A preferred shares and the Class B preferred shares.

Common Shares

        All of the common shares rank equally as to voting rights, participation in a distribution of the assets of our corporation on a liquidation, dissolution or winding-up of our corporation and the entitlement to dividends. The holders of our common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the common shares at the meetings. Each common share carries with it the right to one vote.

        In the event of the liquidation, dissolution or winding-up of our corporation, the holders of our common shares will be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our corporation, to receive, on a pro rata basis, share for share, with the Class A non-voting common shares, all of the remaining property of our corporation. There are no pre-emptive or conversion rights and no provisions for redemption, retraction, purchase for cancellation or surrender or sinking or purchase funds.

Class A Preferred Shares and Class B Preferred Shares

        The Class A preferred shares and Class B preferred shares are issuable in series. Each series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the board of directors, subject to the provisions attached to the Class A preferred shares as a class or the Class B preferred shares as a class. The Class A preferred shares and the Class B preferred shares each rank ahead of the common shares with respect to the distribution of our assets upon liquidation, dissolution or winding-up.

Shareholder Rights Plan

        On December 8, 2004, our shareholders approved a shareholder rights plan.

        Pursuant to the plan, the board of directors declared a distribution of one right for each outstanding common share to shareholders of record at the close of business on October 19, 2004 and authorized the issue of one right for each common share issued after that date and before the date that the plan expires or the rights separate from the common shares. The plan will expire at the close of business at the annual meeting of our shareholders to be held in 2007. The rights will separate from the common shares at the close of business on the eighth trading day (or such later day as determined by the board of directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% or more of the common shares by any person other than pursuant to a permitted bid. A "permitted bid" is an offer that is made to the holders of all common shares (other than the offeror) in compliance with the plan, is open for acceptance for at least 60 days, is accepted by holders holding more than 50% of the common shares and, if so accepted, is extended for a further 10 business days.

Dividend Policy

        We have not paid any dividends since our incorporation. We will consider paying dividends in future as our operational circumstances may permit having regard to, among other things, our earnings, cash flow and financial requirements. It is the current policy of the board of directors to retain all earnings to finance our business plan.

DESCRIPTION OF WARRANTS

        We may issue warrants to purchase common shares.

        We will not offer warrants for sale separately to any member of the public in the Province of Ontario, Canada unless the offering is in conjunction with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the Ontario Securities Commission.

        The prospectus supplement relating to any warrants offered hereunder will describe the terms of the warrants and the applicable offering, including some or all of the following:

  •
  the designation and aggregate number of warrants offered;

  •
  the currency or currencies in which the warrants will be offered;

  •
  the number of common shares that may be purchased on the exercise of the warrants and procedures that will result in an adjustment of that number;

  •
  the exercise price of the warrants;

  •
  the dates or periods during which the warrants are exercisable;

  •
  any minimum or maximum amount of warrants that may be exercised at any one time;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

  •
  any other material terms of the warrants.

        Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of common shares.

DESCRIPTION OF UNITS

        We may issue units comprising any combination of the other securities described in this prospectus. Each unit will be issued so that the holder of such unit is also the holder of each security included in such unit. Therefore, the holder of a unit will have the rights and obligations of a holder of each included security (except in some cases where the right to transfer an included security of a unit may not occur without the transfer of the other included security comprising part of such unit).

        The prospectus supplement relating to any units offered hereunder will describe the terms of the units and the applicable offering, including some or all of the following:

  •
  the designation and terms of the units and the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

  •
  any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units;

  •
  whether the units will be issued in fully registered or global form.

        The preceding description and any description of units in the applicable prospectus supplement do not purport to be complete and are subject to and are qualified in their entirety by reference to the unit agreement, if any, and, if applicable, collateral agreements relating to such units.

PLAN OF DISTRIBUTION

        We may issue the securities offered by this prospectus in the Province of Ontario, Canada, the United States and elsewhere where permitted by law for cash or other consideration:

  •
  to or through underwriters, dealers, placement agents or other intermediaries,

  •
  directly to one or more purchasers, or

  •
  in connection with acquisitions by the Company.

        The prospectus supplement with respect to the securities will set forth the terms of the offering of the securities, including:

  •
  the name or names of any underwriters, dealers or other placement agents,

  •
  the purchase price of, and form of consideration for, the securities and the proceeds to us,

  •
  any delayed delivery arrangements,

  •
  any underwriting commissions, fees, discounts and other items constituting underwriters' compensation,

  •
  any offering price,

  •
  any discounts or concessions allowed or reallowed or paid to dealers, and

  •
  any securities exchanges on which the securities may be listed.

        Only the underwriters named in a prospectus supplement are deemed to be underwriters in connection with the securities offered by that prospectus supplement.

        The securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices.

        Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian provincial securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements maybe customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

        In connection with any offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

        The applicable prospectus supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any securities offered under this prospectus by an investor who is a United States person (within the meaning of the United States Internal Revenue Code).

AUDITORS

        The consolidated financial statements as at June 30, 2005 and 2004 and for each of the years in the three year period ended June 30, 2005 incorporated in this prospectus by reference have been audited by KPMG LLP, independent registered chartered accountants, as stated in their report, which is incorporated herein by reference.

LEGAL MATTERS

        Certain legal matters relating to the securities offered by this short form base shelf prospectus will be passed upon for us by Heenan Blaikie LLP, Toronto, Ontario, with respect to matters of Canadian law, and Dorsey & Whitney LLP, Vancouver, B.C. and New York, NY with respect to matters of United States law. The partners and associates of Heenan Blaikie LLP and Dorsey & Whitney LLP beneficially own, directly or indirectly, less than 1% of any class of securities issued by YM.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for the common shares is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents listed under "Documents Incorporated by Reference"; consents of accountants and counsel; and powers of attorney.

PURCHASERS' STATUTORY RIGHTS

        The securities legislation of the Province of Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement and any amendment. The securities legislation of the Province of Ontario further provides a purchaser with remedies for rescission or damages if the prospectus, the accompanying prospectus supplement and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the Province of Ontario. The purchaser should refer to any applicable provisions of the securities legislation of the Province of Ontario for the particulars of these rights or consult with a legal adviser.

    •    Shares

YM BIOSCIENCES INC.

Common Shares

PROSPECTUS SUPPLEMENT

SG Cowen & Co.
Dundee Securities Corporation
Canaccord Capital Corporation

February 13, 2006

QuickLinks

ABOUT THIS PROSPECTUS SUPPLEMENT
YM BIOSCIENCES INC.
THE OFFERING
RISK FACTORS
Risks Relating To Our Business
Risks Relating To This Offering
EXCHANGE RATE INFORMATION
CONSOLIDATED CAPITALIZATION
USE OF PROCEEDS
PLAN OF DISTRIBUTION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN INCOME TAX CONSIDERATIONS
ELIGIBILITY FOR INVESTMENT
DOCUMENTS INCORPORATED BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
ENFORCEMENT OF CIVIL LIABILITIES
LEGAL MATTERS
PURCHASERS' STATUTORY RIGHTS
Form of Subscription Agreement
ANNEX I – TERMS AND CONDITIONS FOR PURCHASE OF SHARES
EXHIBIT A – YM BIOSCIENCES INVESTOR QUESTIONNAIRE

EXCHANGE RATES
PRESENTATION OF FINANCIAL INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
ADDITIONAL INFORMATION
ENFORCEABILITY OF CIVIL LIABILITIES
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
YM BIOSCIENCES INC .
RISK FACTORS
USE OF PROCEEDS
DESCRIPTION OF SHARE CAPITAL, COMMON SHARES AND RELATED INFORMATION
DESCRIPTION OF WARRANTS
DESCRIPTION OF UNITS
PLAN OF DISTRIBUTION
CERTAIN INCOME TAX CONSIDERATIONS
AUDITORS
LEGAL MATTERS
TRANSFER AGENT AND REGISTRAR
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PURCHASERS' STATUTORY RIGHTS